A World of Convenience

7-Eleven, Inc., 2001 Annual Report



A local store ... a global company.

As 7-Eleven® celebrates its 75th anniversary year, the company enjoys a history of success in what founder Joe Thompson recommended: "Give the customers what they want, when and where they want it." The execution of this simple strategy has taken 7-Eleven from a single ice dock in a Dallas suburb to a global company of 22,648 stores – the largest convenience store operator, franchisor and licensor in the world.

In many respects, 7-Eleven itself is an American Dream success story. Our founders pioneered the concept of convenience when an employee began selling groceries on Sunday because other neighborhood businesses were closed. As the idea of having products conveniently available took hold, the small business grew. Today, in neighborhoods from Orlando to Osaka, from Singapore to Sweden, 7-Eleven is the destination for a wide variety of products and services. Whether it's a cup of just-brewed hot coffee, delicious fresh foods or basics such as milk and bread, 7-Eleven's success continues to be in providing the products customers want, when and where they want them.

7-Eleven's ability to meet the expectations of such diverse individuals in neighborhoods all over the world is based in its historic concept of customer satisfaction and executed through the company's commitment to a future of constant innovation.

The diversity of the 7-Eleven customer base mirrors our workforce. Many franchisees and employees are creating their own success stories within 7-Eleven, and just a few of these are profiled in this year's annual report. 7-Eleven recognizes that our people are our strength. Through their committed execution of our five fundamentals – Product Assortment, Quality, Service, Cleanliness and Value – 7-Eleven will continue to deliver on the promise of customer satisfaction, providing a world of convenience to customers around the globe.

Seventy-five Years of Convenience

2001 Financial Highlights

The strength of our global brand is providing 24-hour convenience and service.

Total Sales


28% Gasoline Sales
(U.S. and Canada)
72% Merchandise Sales
(U.S. and Canada)

Merchandise Sales


27% Tobacco
5% Dairy Products
7% Services/Prepaid
9% Candy/Snacks
9% Food Service/
Baked Goods
10% Non-Foods/Other
11% Beer/Wine
22% Beverages

Merchandise

Over seven million customers shop at one of our 5,829 convenient 7-Eleven stores every day in the U.S. and Canada. Our customers expect product assortment, quality, service, cleanliness and value. Meeting and exceeding their expectations is the way we drive increased sales. Responding to customers' continually changing convenience needs starts with understanding our customer. Our stores tailor their product assortment to local tastes and preferences. While we are a global company, we are a neighborhood retailer.

Introducing new products that are first, best or available only at 7-Eleven has been an integral part of our merchandising strategy and led to growth in many of our product categories in 2001. Partnering with key vendors to develop exciting new merchandise provides a competitive advantage for 7-Eleven. Many of these products are not typically offered at convenience stores, like high-quality fresh food, flat-rate phone cards as well as a number of other proprietary items that enable us to reach a broader customer base.

Gasoline

Gasoline is a convenient product at 7-Eleven stores with gasoline sold at more than 2,450 locations with 24-hour availability and pay-at-the-pump technology. We have a steady supply of gasoline through our agreement with CITGO Petroleum, which enables us to maintain competitive pricing. Despite a volatile year for gasoline in 2001, we reported our ninth consecutive year of gas margins in excess of 13 cents per gallon. This performance is due to our consistent daily management of retail gasoline pricing store-by-store in all of our markets.

U.S. and Canada Merchandise Sales ($ in Millions)



$7,500
$7,000
$6,500
$6,000
$5,500
1999
2000
2001

U.S. and Canada Gasoline Gallons (Gallons in Millions)



2,000
1,750
1,500
1,250
1,000
1999
2000
2001

Global Store Count



24,000
22,000
20,000
18,000
16,000
1999
2000
2001

Financial Highlights

Dollars in millions, except earnings per share and store data	1999	2000	2001
Merchandise Sales	$6,216.1	$6,632.2	**$7,019.5**
Gasoline Sales	2,035.6	2,713.8	**2,762.3**
Total Net Sales	8,251.7	9,346.0	**9,781.8**
Other Income	97.8	105.1	**112.3**
Total Revenues	8,349.5	9,451.1	**9,894.1**
Core Earnings [1]	70.3	94.0	**87.4**
Net Earnings [2]	83.1	108.3	**83.7**
Core Earnings Per Common Share (Diluted) [1]	0.79	0.86	**0.78**
Net Earnings Per Common Share (Diluted) [2]	0.91	0.98	**0.75**
EBITDA	435.0	472.3	**483.0**
Weighted-Average Shares Outstanding Diluted [3]	103.0	121.4	**125.9**
U.S. Same-Store Merchandise Sales Increase [4]	9.1%	5.3%	**5.1%**
Gasoline Gallons (in millions)	1,686.6	1,769.6	**1,900.6**
Number of 7-Eleven Stores U.S. and Canada	5,703	5,756	**5,829**
Total 7-Eleven Stores Worldwide	19,478	21,142	**22,648**
Total Sales in 7-Eleven Stores Worldwide	$26,953	$29,436	**$31,187**

1 *Core earnings or core earnings per diluted share have been adjusted to exclude one-time items, extraordinary or unusual items and the impact of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."*

2 *Net earnings in 1999 and 2000 include extraordinary gains of $4.3 million and $1.8 million, respectively, in connection with debt redemption. Net earnings in 2001 include a cumulative effect of accounting charge of $9.8 million, in connection with the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."*

3 *In the first quarter of 2000, we issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company, our majority owner, in a private placement transaction.*

4 *U.S. Same-Store Merchandise Sales have been adjusted for leap year in 2000 and 2001. On an actual basis, the increase was 5.6% and 4.8% for the years 2000 and 2001, respectively.*

We Believe in the Value of Convenience.



James W. Keyes
President and CEO

To Our Stockholders:

As 7-Eleven approaches its 75th anniversary, we celebrate a legacy of retailing success and a future of unlimited opportunity. As the importance of convenience continues to grow throughout the world, our challenge is to continually find ways to satisfy the needs of a constantly changing consumer.

Today, satisfying those needs is not as simple as it was in 1927, when an entrepreneur began selling bread and milk from an ice dock, giving birth to an industry. In those days the "buyer" was also the "seller." A retailer knew his customers by name and could easily anticipate their needs. As society evolved during the past 75 years, the needs of consumers have changed dramatically and so has the face of retail.

2001 Results

2001 was a challenging year for all retailers, as we saw a weakening economy, increasing jobless rates and declining consumer confidence. Then, the events of September 11 made the fourth quarter of 2001 even more difficult.

Despite the uncertain economic environment, we grew total sales by $436 million to $9.8 billion through successful new product launches, operating an average of 61 new stores and a strong 5.1% increase in U.S. same-store merchandise sales. This was the company's fourth consecutive year of U.S. same-store merchandise sales growth of 5% or more. Gasoline sales grew at a more modest 2.1% due to an 8-cent decline in the average retail price per gallon year-over-year.

Merchandise gross profit margin declined by 56 basis points to 34.19%. The economy prompted cost of goods increases across a broad range of products. This, along with a changing sales mix and the impact of cigarette cost increases, negatively affected margin. In response, we negotiated more aggressively with suppliers and posted moderate retail price changes to narrow the margin decline in the latter half of the year.

Gasoline gross profit margin was 13.8 cents per gallon, the ninth consecutive year in excess of 13 cents. The stability of 7-Eleven's annual gasoline margins can be attributed to our active management of gasoline retail prices at every store, every day. We have successfully mitigated much of the volatility normally associated with a commodity product.

Core earnings were $87.4 million or $0.78 per diluted share with net earnings of $83.7 million or $0.75 per diluted share. Core earnings per share declined 9.3% year-over-year. While our results reflect the strong sales improvements, they also show the shortfall in margin and the impact of continued investment in our strategic initiatives, which we expect will add to profitability in future years. EBITDA grew 2.3% to $483.0 million with interest coverage at 6.53 times.

(All 2001 sales comparisons have been adjusted to account for additional leap-year day in 2000.)



1927

Convenience retailing was born when an employee of the Southland Ice Co. in Oak Cliff, a suburb of Dallas, decided to sell milk, bread and eggs on Sunday when other retailers were closed.



1928

Ten Southland stores, then called Totems, became the first of their kind to sell gasoline. In 2001, 7-Eleven stores sold 1.9 billion gallons of gas.



1946

The name "7-Eleven" was created for the growing chain of neighborhood stores that were open from 7 a.m. until 11 p.m. Today, the 7-Eleven brand is recognized around the globe.



1949

7-Eleven's animated "Owl and Rooster" commercial was the first television advertising by any convenience store.



1963

7-Eleven became the first convenience retailer to operate 24 hours. That same year, the company opened its 1,000th store.



1964

7-Eleven was the first retailer to offer fresh-brewed coffee in to-go cups. Today, 7-Eleven sells more than one million cups of coffee every day.

At 7-Eleven, we have a new and improved idea that positions our company for a bright future. This simple idea is something we call "retailer initiative." In other words, we are putting the "retailer" back in "retailing," using technology to put more informed decision-making in the hands of the person at the point of sale. Through our retail information system, or RIS, we can measure item-by-item sales at headquarters, market or individual store levels so that product needs can be tailored to individual markets and stores.

While the idea may be simple, the necessary overhaul of our business model is not. For the past several years we have been reengineering 7-Eleven, from infrastructure support to the individual products we sell. While the rewards are seen in top-line and same-store growth, the necessary reinvestment in our business has, for a time, outpaced the returns.

With this basic premise – that 7-Eleven can become a better retailer by using technology to optimize the product assortment of each individual store – we believe that we can indeed keep pace with the changing needs of our customers. Retailer initiative, however, goes well beyond individual products. And at 7-Eleven we have identified five fundamentals of convenience that have become our credo in customer satisfaction:

- *Product Assortment*
- *Quality*
- *Service*
- *Cleanliness*
- *Value*

The fulfillment of this promise of customer satisfaction is the basis for our strategic initiatives.

Product Assortment – The customer must find his/her preferred product and preferred brands in stock at 7-Eleven.

A prerequisite to a strong return on asset (ROA) is the optimization of our selling space. At 7-Eleven we see our retail information system as an enabler, providing the valuable data necessary to make better decisions about product assortment. A methodical process of deleting items that are slow movers and replacing them with better-selling alternatives allows 7-Eleven to increase sales and improve space utilization.

The deletion of slow-moving items allows room for new products. Through team merchandising, we partner with manufacturers to create items specifically targeting the convenience customer. By sharing valuable point-of-sale data and leveraging 7-Eleven's global scale, we have been successful in creating a wide array of products, introducing as many as 50 new items per week that are first, best or available only at 7-Eleven.

The results, already measurable in many markets, include improved in-stock capability, higher inventory turns, lower inventory cost, fresher product and most important, increased customer satisfaction and sales.

Quality – The customer must trust 7-Eleven for absolute quality. Every product – from bread to beer




Oh
Thank
Heaven
for








BIG
GULP

1966
Slurpee®, 7-Eleven's proprietary, semi-frozen carbonated beverage, was introduced. Later the company would coin the term "brain freeze" for the painful joy of drinking a Slurpee®.

1966
Echoing the sentiments of customers, "Oh Thank Heaven" was introduced as the company's slogan and is still in use today.

1971
Self-serve gasoline was introduced at 7-Eleven stores. Today's customers can fuel their car with gas at 2,470 stores with 24-hour availability.

1974
The area licensee for Japan opened its first store, representing a major step in international expansion. Today, Seven-Eleven Japan operates almost 9,000 stores in Japan.

1976
7-Eleven began placing canisters on its store counters as a public service, creating awareness and raising funds for a number of causes.

1984
7-Eleven pioneered self-serve fountain drinks and oversized cups — introducing the Big Gulp® in 1980 and the Super Big Gulp® in 1984.

to batteries – must be fresher and better at 7-Eleven. The quest for absolute quality in all products is a differentiation opportunity for 7-Eleven. In almost every item that you can imagine, freshness is important. Traditional methods of distribution don't always ensure freshness or quality. Instead, 7-Eleven has discovered the leverage opportunities afforded by market concentration. In other words, by operating 100 or more locations in any market, 7-Eleven stores can enjoy the advantages of more frequent delivery with greater efficiency and ultimately higher product quality. This new approach to the infrastructure support of 7-Eleven stores provides fresher milk or bread better than most – if not all – retailers in any given market and enables the daily delivery of fresh foods.

A network of bakery and commissary operations, through exclusive partnerships with third-party suppliers, provides 7-Eleven with the highest quality baked goods and fresh-food items. Today, more than 4,000 stores enjoy this high-quality alternative to fast food. Through the active management of inventory, more frequent delivery and attention to detail at the store level, 7-Eleven can offer the freshest product on all time-sensitive goods.

Service – The customer will find 7-Eleven open 24 hours a day with fast, friendly service.

Fast and friendly service at 7-Eleven requires a committed team that believes in the importance of satisfying our five fundamentals. To achieve this we have changed the very nature of one's workday at 7-Eleven. Our current challenge is to enhance the training necessary to improve the utilization of RIS and to teach retailer initiative. To accomplish this we have begun the process of retraining all field consultants (the store's primary contact) who will then train individual store managers with the assistance of new computer-based training systems, soon available at each store.

Technology is also being used to provide new and better ways to service the customer. Our proprietary Vcom™ system, currently in pilot testing at 98 stores, will bring a new range of financial and electronic services to our customers. The self-service purchase of a money order, payment of bills or check cashing that is available 24 hours a day will bring a new level of service to 7-Eleven customers.

Cleanliness – The customer must feel that 7-Eleven is an extension of his kitchen.

Achievement of a "food-service clean" environment at every 7-Eleven store requires more than a culture change. With many of our existing stores 25 years or older, we discovered that significant maintenance and



1991
7-Eleven began introducing its proprietary, freshly prepared sandwiches and fresh-baked doughnuts and muffins, delivered daily to stores.



1995
Through "Operation Chill," 7-Eleven provides Slurpee® coupons to law enforcement agencies across the country, which officers use to reward youth they see exhibiting positive behavior.

1999
After 62 years, the Southland Corporation name was changed to "7-Eleven, Inc.," to reflect the company's focus on convenience retailing.

2000
After nine years on the Nasdaq, 7-Eleven listed on the New York Stock Exchange under the symbol SE.



2001
Responding to customers' needs for convenient financial services and 24-hour availability, 7-Eleven introduced Vcom™, an interactive financial services kiosk in a pilot test in 98 stores.

2002
7-Eleven marks its 75th year of providing "what the customers want, when and where they want it." While 7-Eleven is now a global company, it is also a neighborhood retailer.

remodel work was necessary to provide a food-service environment. Accordingly, we are now completing a second round of remodels designed to upgrade the lighting, equipment and overall image of the stores. Additional spending is planned in the next 12 to 18 months to continue this process of store upgrades. Meanwhile, we have established new standards and training necessary to accomplish increased awareness and proactive attention to the details of cleanliness at each store.

Value – The customer must find value in every purchase at 7-Eleven – not always the lowest price but always the best value for quality, convenience or size.

Value in the eyes of the consumer has long been absent from convenience retail. While many convenience stores sell beer, cigarettes or even gasoline at discount prices, the customer continues to perceive the industry as a high-priced alternative to grocery or mass merchandisers. At 7-Eleven, we are committed to providing value by offering an "everyday fair price." Accordingly, we are aggressively trying to reduce the cost of goods through efficiency in distribution, leverage of global buying power and expansion of proprietary products.

These fundamentals of convenience are also embraced by every 7-Eleven licensee worldwide from our "best of class" operator, Seven-Eleven Japan, to our newest licensee in Turkey. As we approach the challenges and opportunities in China, 7-Eleven will bring the same approach to convenience retail there as well.

We have a profound appreciation for the patience of our various stakeholders as we stay the course toward building a strong foundation for retail excellence.

As we approach our July 11th celebration of the company's 75th anniversary, we're not looking backward to celebrate past success. Instead, we look forward to the creation of a new legacy with a very bright future. We hope you will share our vision as customers and stakeholders, for a better approach to convenience retail.

James W. Keyes
President and Chief Executive Officer



ANDY TAING

"My family owned a grocery store in Cambodia, so I learned early on the importance of having products customers want. Life under the Communists was difficult and dangerous. I came to America and worked at 7-Eleven as a night-shift sales associate while attending community college. 7-Eleven has enabled me to give my four children a better life than I had. Thanks to my success with 7-Eleven, my oldest daughter is planning to attend college next year."

Product Assortment

Having the right products in stock at the right price means freedom of choice for our customers.





Having the products our customers want and expect is achieved at 7-Eleven stores through our category managers' expertise and our in-store execution. We want 7-Eleven to be known as a destination for traditional convenience items as well as unique and innovative products offering customers one-stop shopping convenience. The strength of our brand encourages major manufacturers to develop products with us, resulting in items that are first, best or available only at 7-Eleven.

Our strategic focus on product assortment resulted in a U.S. same-store merchandise sales increase of 5.1 percent in 2001, driven primarily by strong results in cigarettes, beer, beverages, fresh foods, snacks, candy and prepaid products.

In 2001, Mountain Dew® and Mountain Dew Code Red® were two of the exclusive flavors launched in 7-Eleven stores that contributed to a 12-percent increase for Slurpee®, semi-frozen carbonated beverage. Non-carbonated beverages posted a 15-percent sales increase with a 39-percent increase in nutritional drinks. Drinks including EAS® Piranha, 180™ energy drink, Hansen's® energy, KMX™ Energy Drink and AMP™ Energy Drink provided differentiation in assortment from other retailers. Beer sales grew a strong 9 percent, and coffee continued to be a destination item with the introduction of our proprietary Dark Mountain Roast™ coffee, which has a robust flavor designed to compete with the offerings at coffeehouses.

Prepaid cards continue to be another solid success story. A number of exclusive and unique products have produced the fastest-growing category in the store – with a growth rate above 40 percent. Strong sales of AT&T® Wireless phones and the introduction of TRACFONE® – the first free, prepaid phone – contributed to this strength. Prepaid long-distance phone-card growth included the launch of a Mexico calling card and a second strong year for the Value+ long-distance card.

Continually introducing new merchandise is a defining competitive advantage, but staying in stock on the items consumers want is crucial to building customer loyalty and increasing sales. 7-Eleven's Retail Information System (RIS) takes the guesswork out of inventory management, allowing stores to evaluate sales data item-by-item, hour-by-hour. This ability enables each store to order and stay in stock on the specific products its customers want, identify and delete slow-movers, manage write-offs and boost sales.

Quality

Fresh products and daily deliveries are points of differentiation for us.



For today's consumers, freshness is a defining element of quality. At 7-Eleven, we have a continued commitment to provide the freshest products available, beginning with our fresh-food items and extending to all merchandise offered in our stores.



Our unconventional approach to distribution guarantees the freshest products at nearly 4,000 stores every day of the year. Milk, bread, fruit and other perishables as well as fresh sandwiches and bakery items are delivered to stores daily through our distribution network.

Our current Combined Distribution Center (CDC) concept was developed in 1994. Today, 21 CDCs around the country serve approximately 4,000 stores within a 90-minute drive time. We expect to add an additional 1,200 stores to the system in 2002, which will bring daily delivery to almost 90 percent of our stores. Each distribution center typically serves an average of 150 to 200 stores with over 300 trucks delivering 60,000 items daily using routes designed for efficiency. The CDCs work closely with a network of nearby commissaries and bakeries, owned and operated by third-party partners, to prepare 7-Eleven's signature Fresh-to-Go Market® and World Ovens® products according to our high-quality standards.


ELEVEN

Each morning, 7-Eleven store operators place their orders for next-day delivery through RIS, which forwards the orders to the appropriate suppliers. Upon receipt of the store orders, sandwiches, salads and baked goods are prepared fresh that day. Each product from the Fresh-to-Go Market is stamped with the date and time it was prepared and rigid quality assurance tests ensure customer satisfaction.

The CDC combines products into a single location and sorts for each individual store, then the fleet hits the road to arrive at stores by 5 a.m. to deliver the freshest products for the morning rush hour. The frequent replenishment of CDC deliveries not only ensures that the products will be in stock, but that they are also the freshest product possible.



TESFAI EYAKIEM

"I worked as a high school teacher in Ethiopia, and during political upheaval many people were killed or imprisoned. I had to run for my life and I came to America without a penny in my pocket, in a borrowed suit. My job as a Field Consultant helps support my family here and back home. In my work, I see that customers have many choices in where they shop. The quality of product in our stores is important in attracting customers."



SUSIE HO

"As a school secretary in Taipei, Taiwan, I could never have known the freedom and opportunity I've experienced as a business owner. Franchising two 7-Eleven stores has allowed me to give my two sons a nice home and a comfortable life. I don't mind working hard to achieve my goals. There is a convenience store on every corner and without excellent service the customer will not come back. I work hard to give excellent service."




American Red Cross
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Service

Customer satisfaction is the goal of excellent customer service.





With increasing competition from fast-food retailers, c-stores, oil companies, and grocery and drug stores, 7-Eleven must rely not only on its products but also on excellent service to win customers.

Our dedication to excellent service begins with the assurance that the customer will not only find the same sign over each door, but consistently fast, friendly service inside each store as well. Corporate employees and franchisees are a key component to first-class management of our stores.

Creating opportunities for career development and job training is key to attracting good talent. In 2001, we developed a career path pilot program to enhance recruitment and retention of store-level staff. The program identified key store positions, defined job responsibilities and provided structured training to support each position.

Recognizing that defined goals and measurement promote employee retention and better customer service, we are developing improved training programs for 2002. We have designed incentive programs to reenergize our field personnel, and are putting in a process to measure stores on the successful execution of the five fundamentals. Our emphasis on customer service will continue as the new training, certification and performance measurement programs are implemented in 2002.

As entrepreneurs, franchisees recognize the importance of excellent customer service. As operators of approximately 55 percent of total stores, their commitment to customer service remains a priority to create long-term successful businesses. In 2001 franchisees grew merchandise sales to $3.9 billion, with gross profit increasing 5.9 percent to $706.6 million.

By remembering that the customer is the focus of what we do, we will continue to strive to provide excellent customer service.

Cleanliness

Pride in our products and our presentation drives us to create a clean, safe and welcoming environment.



With more than 1,000 customers per day visiting 7-Eleven stores, keeping them clean is an essential task. From the coffee bar to the condiment station, from the fountain to the grill, customers expect our stores to be "food-service" clean. 7-Eleven has developed standardized measurements to grade stores on this fundamental expectation, evaluating food-service areas, merchandise displays and even parking lots for cleanliness, sanitation and overall presentation.

In addition to cleanliness, a safe, convenient, attractive environment welcomes the 7-Eleven customer. Over the last several years, we have improved lighting inside and outside our stores, modernized signage and installed canopies over gasoline pumps. And we have remained sensitive to the image of the neighborhoods we serve, adapting our store exteriors to blend into the environment while maintaining the 7-Eleven brand.

7-Eleven is committed to a reputation as a responsible retailer as well. Our award-winning Come of Age program was designed to keep minors from purchasing age-restricted items such as alcohol, tobacco products, lottery tickets and potential inhalants. We were the first company in the industry to develop such a program.



We also partner with law enforcement agencies to help keep our stores and the local community safe and secure. Our Police Community Network Centers provide workspace within stores for local law enforcement officers to meet with citizens or complete paperwork. 7-Eleven's award-winning Operation Chill program donates coupons for free Slurpee beverages to local police and sheriffs' departments, who then use the coupons to reward youth they see exhibiting positive and safe behavior.


Hot Water
BUNN

EDITH MARTINEZ-CANTEROS

"I'm an example of an American success story. I immigrated from Mexico and started working at 7-Eleven cleaning counters as a sales associate. Today I manage a store with over $2 million in sales, and I understand more than ever the importance of cleanliness. It is the customer's first impression and it's part of good customer service. A clean store makes the customer feel comfortable."


99¢
$1.19
99¢
DRIVER
Sprite
7 ELEVEN

FARRUKH AND BUSHRA BAIG

"Our American Dream has come true at 7-Eleven. We came from Pakistan to America and have used our education and talents to better ourselves and reach our goal of successful entrepreneurship. We believe in the franchise system and are very proud to have several of the Northeast Division's top-selling stores. We create a store culture that offers value, a clean environment and excellent service."

Value

Providing convenient solutions creates value for the customer.



From our convenient corner locations, ease of parking, fast, friendly service and quick transaction time, 7-Eleven offers customers value. We also provide additional value through the high-quality products and variety of sizes we offer.

Through our proprietary products such as Big Gulp® fountain beverages, Big Bite® hot dogs, Café Select® coffee, World Ovens bakery products, Fresh-to-Go Market sandwiches and Quality Classic Selection® Spring Water, we offer exceptional value to our customers by providing quality at competitive prices.

Coffee is a mainstay at 7-Eleven with our self-service islands that allow customers to make it their way. We introduced several new flavors as alternatives to coffeehouse blends that allowed us to grow our coffee business to almost $400 million in sales in 2001.

Also last year, the company introduced its first bundled value meal, allowing customers to combine their choice of sandwich or hot dog, chips and fountain drink, at various price levels. In 2002, innovative fresh-food menu offerings will give customers additional alternatives to conventional fast food.

The 7-Eleven value proposition extends beyond foods to prepaid products and financial services. Low flat-rate phone cards were introduced throughout 2001. In our 98-store pilot of Vcom, our proprietary financial self-service kiosk, we are providing wire transfers, money orders, check cashing and ATM services at competitive fees, while offering users the convenience of 24-hour accessibility and touch-screen convenience.



These and other initiatives are key components in 7-Eleven's strategy to not just provide, but continually create, value for the customer.

Global

7-Eleven, Inc.

United States

Company Operated	2,157
Franchised	3,173

Canada

Company Operated	499

Licensed Operations

Australia	267
China	72
Denmark	37
Guam	8
Hong Kong	444
Japan	8,924
Malaysia	189
Mexico	328
Norway	63
Philippines	161
Puerto Rico	13
Singapore	156
South Korea	1,001
Spain	15
Sweden	60
Taiwan	2,908
Thailand	1,722
Turkey	10
United States	441


ELEVEn
ELEVEn
Canada
United States
Mexico
Puerto Rico
ELEVEn

In 2001, a 7-Eleven store opened somewhere in the world every six hours, as worldwide stores approached 23,000 in 20 international markets. More than 1,400 new stores opened worldwide in 2001.

In Asia, Seven-Eleven Japan opened 446 new stores nearing the 9,000-store mark. Our South Korea licensee celebrated the opening of their 1,000th store, part of a 47-percent increase in stores during 2001. Licensees opened more than 200 stores in both Taiwan and Thailand, 30 stores in Hong Kong and 22 in mainland China. Mexican and European licensees posted 11-percent and 14-percent growth, respectively.

Increased growth in international licensing will continue to be a priority as we continue to leverage the 7-Eleven brand.


Norway
Sweden
Denmark
Spain
Turkey
China
South Korea
Japan
Taiwan
Hong Kong
Thailand
Philippines
Guam
Singapore
Malaysia
Australia

Community relations

Good corporate citizenship is an essential part of being a successful neighborhood business.



As a neighborhood retailer, 7-Eleven has long been a supporter of local community initiatives. During 2001 we donated more than $4.5 million in cash and in-kind contributions to numerous nonprofit organizations in the communities we serve. Working with food banks near our CDCs, 7-Eleven donated over a million unsold sandwiches and bakery items to feed the hungry. And across the country, 7-Eleven employees and franchisees give generously to their community, participating in local cleanup efforts, volunteering in literacy programs and leading neighborhood safety initiatives.

Our signature canister program offers our customers an easy and convenient way to support worthy causes in their communities. Since its inception in 1976, more than $95 million has been donated. Programs that benefited from canister donations in 2001 included education/workforce development, crime-prevention initiatives, the Muscular Dystrophy Association and local disaster-relief efforts.

In the hours following the terrorist attacks on September 11, 7-Eleven set in motion our "Ribbons for America" campaign. Our stores were designated official Red Cross donation sites. Individual efforts in franchised stores across the country raised money, and employees volunteered 2,000 hours to assemble more than four million red, white and blue ribbons for our customers.


7-ELEVEN, INC.
January 04, 2002
American Red Cross $2,032,060.19
Two Million, Thirty-Two Thousand, Sixty & 19/100 DOLLARS
7-Eleven Stores

The 7-Eleven family of employees, franchisees, licensees and customers raised the most money in the shortest amount of time in the 25-year history of the canister program. Proving it was truly an international effort, U.S. stores were joined by Canada and Japan licensees in donating more than $2 million to the Red Cross. Additionally, 7-Eleven contributed $1 million in support and promotional activities to assist Red Cross relief efforts related to the terrorist attacks.

During our 75th anniversary year in 2002, 7-Eleven will launch Education Is Freedom, a public charity dedicated to empowering underserved young people through life-changing educational grants for career training and post-secondary scholarships. The foundation will help prepare them to obtain and sustain employment, or to earn a college degree and secure a better job. By contributing to a more effective workforce and improving the American quality of life, Education Is Freedom will honor 7-Eleven's history of hard work and success, and create a legacy of opportunity.

Financial Review

22 Selected Financial Data

23 Management's Discussion and Analysis of Financial Condition and Result of Operations

43 Consolidated Balance Sheets

44 Consolidated Statements of Earnings

45 Consolidated Statements of Shareholders' Equity (Deficit)

46 Consolidated Statements of Cash Flows

47 Notes to Consolidated Financial Statements

68 Report of Independent Accountants

69 Directors and Officers

70 Investor Information

71 7-Eleven Around the World

Selected Financial Data

(Dollars in millions, except per-share data)	1997	1998	1999	2000	2001
			Years Ended December 31		
Statement of Earnings Data:					
Net sales:					
Merchandise	$ 5,181.8	$ 5,573.6	$ 6,216.1	$ 6,632.2	$ 7,019.5
Gasoline	1,789.4	1,684.2	2,035.6	2,713.8	2,762.3
Total net sales	6,971.2	7,257.8	8,251.7	9,346.0	9,781.8
Other income	89.4	92.0	97.8	105.1	112.3
Total revenues	7,060.6	7,349.8	8,349.5	9,451.1	9,894.1
LIFO charge (credit)	0.1	2.9	9.9	4.6	(7.5)
Depreciation and amortization	196.2	194.7	205.5	239.3	266.9
Interest expense, net	90.1	91.3	102.2	79.3	62.7
Earnings before income tax expense and extraordinary gain and cumulative effect of accounting change	115.3	82.6	127.3	153.7	153.4
Income tax expense [1]	45.3	31.9	48.5	47.2	59.8
Earnings before extraordinary gain and cumulative effect of accounting change	70.0	50.7	78.8	106.5	93.6
Net earnings [2]	70.0	74.0	83.1	108.3	83.7
Earnings before extraordinary gain and cumulative effect per common share:					
Basic	0.85	0.62	0.96	1.06	0.89
Diluted	0.81	0.60	0.87	0.97	0.83
Weighted-average shares outstanding:					
Basic [3]	82.0	82.0	82.0	100.0	104.8
Diluted [3]	96.4	101.9	103.0	121.4	125.9
Balance Sheet Data (end of period):					
Total assets	2,138.6	2,476.1	2,685.7	2,742.3	2,902.8
Total debt	1,852.1	1,958.9	2,044.7	1,337.5	1,434.6
Convertible Quarterly Income Debt Securities [4]	300.0	380.0	380.0	380.0	380.0
Total shareholders' equity (deficit) [3]	(721.5)	(642.2)	(559.6)	82.1	152.5

1 Income tax expense in 2000 includes a $12.5 million benefit in connection with our settlement of certain outstanding issues with the IRS.

2 Net earnings in 1998, 1999 and 2000 include extraordinary gains of $23.3 million, $4.3 million and $1.8 million, respectively, in connection with debt redemption. Net earnings in 2001 include a cumulative effect of accounting charge of $9.8 million and net-of-tax income of $9.3 million, both in connection with the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Net earnings in 2001 also includes an after-tax expense of $3.2 million for planned store closings.

3 In the first quarter of 2000, we issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company, our majority owner, in a private placement transaction.

4 The Convertible Quarterly Income Debt Securities have an interest rate of 4.5% and are potentially convertible into a maximum of 20,924,069 shares of common stock.

This report includes certain statements that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statement in this report that is not a statement of historical fact may be deemed to be a forward-looking statement. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations, support systems, changes in regulatory requirements and other statements contained in this report regarding matters that are not historical facts. When used in this report, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and other similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. There can be no assurance that: (i) we have correctly measured or identified all of the factors affecting us or the extent of their likely impact; (ii) the publicly available information with respect to these factors on which our analysis is based is complete or accurate; (iii) our analysis is correct; or (iv) our strategy, which is based in part on this analysis, will be successful. We do not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

We are the world's largest operator, franchisor and licensor of convenience stores and the largest convenience store chain in North America. Our revenue principally consists of merchandise and gasoline sales and, to a lesser extent, royalty income from licensees. Our primary expenses consist of cost of goods sold; operating, selling, general and administrative expense; occupancy; interest expense and taxes.

Management Strategy Overview

Over the last several years, we have refined our business strategy to take advantage of our widely recognized brand and to leverage our size, technology and people. In 2002, we will accelerate investment in our traditional convenience store business and our key growth initiatives in order to improve our competitive position and financial results in 2003 and beyond. Our primary focus in 2002 will be in the following areas:

- Introducing new or improved products and services at our stores;
- Growing and improving our existing store base;
- Enhancing our retail information system;
- Developing our people; and
- Improving administrative efficiencies.

Introducing New or Improved Products and Services at Our Stores

The financial services business continues to be one of our priorities. Recognizing our customers' needs for convenient and continuously available financial services, we developed Vcom, our proprietary self-service kiosk that offers check cashing, money order, money transfer and traditional ATM services. We are currently operating a 98-store Vcom pilot program in Texas and Florida. Upon successful completion of the pilot program, we anticipate beginning deployment of additional Vcom kiosks to our stores in the second half of 2002 with up to 3,500 kiosks deployed by the end of 2003.

Our fresh food business is a key component of our long-term growth strategy. We are improving the quality of our fresh food offering, introducing new menu items and new packaging and leveraging the brand equity in our Big Gulp, Big Bite and Big Brew brands. In February 2002, we began a pilot program of new, higher quality products under the brand name Big Eats™, and we expect to introduce additional pilot markets in the second quarter. If pilot results are successful, we would expect to begin a rollout of the Big Eats brand to all of our stores that are serviced by a combined distribution center. Additionally, we will promote our fresh foods through radio and television advertising and updated point-of-purchase displays.

Growing and Improving Our Existing Store Base

We plan on opening between 125 and 150 new stores during 2002. We intend to focus this expansion on our existing markets to leverage our infrastructure and maximize the efficiencies of our network of 21 combined distribution centers. In addition, during 2002 we plan on improving our existing store base by spending an estimated $135 million for capital expenditures related to the maintenance and replacement of store equipment.

Enhancing Our Retail Information System
In 2002, we plan to accelerate our capital spending on information technology to approximately $120 million. We will apply most of this spending to enhance our proprietary retail information system in order to reduce administrative work for our store operators and improve their future productivity. These enhancements will automate the verification of product delivery from vendors and process vendor invoices electronically. We plan to add labor scheduling and job assignment tools that will save time, create more accountability and permit store operators to plan a consistent and organized work flow.

Enhanced automation will also improve our system of store cash reporting and the processes for reconciling lottery reports and completing shift changes. These actions will save store managers time and improve the accuracy of store cash reports. We expect these initiatives to contribute to reduced shortages in both cash and inventory in the future.

Developing Our People
We recognize that employees and franchisees are critical to our success. As such, we have designed and developed new training programs that we plan to implement in 2002. Our new staffing model will clearly define a store employee's career path and require mandatory certification of certain skills in order to be promoted. After completing computerized training at our stores, employees will be tested and certified. In addition, our field consultants, a position that supports a group of about eight 7-Eleven stores, will undergo a rigorous training program to ensure they are fully able to manage as well as train key aspects of store operations.

We have also strengthened our hiring process by utilizing additional screening tools and new pay scales to improve employee and franchisee recruitment and selection. We recently launched a new jobs line to increase applicant flow. We plan to introduce an incentive program that grades and rewards successful execution of the five fundamentals of our business: product assortment, quality, service, cleanliness and value.

Through these initiatives, we believe we can improve the knowledge and skills of our store operators, increase sales and lower turnover, all of which will improve the operating performance of our stores.

Improving Administrative Efficiencies
We also believe we can improve efficiency through process improvements. In 2001, we hired seasoned executives with expertise in logistics and procurement to assist us in reducing our costs in these two areas. We have a new centralized procurement department with a focus on standardizing procurement procedures company-wide, provide a more disciplined approach to the competitive bidding process and aggressively negotiate terms with our vendors. In addition, we are studying other administrative areas of the company with the objective of lowering our level of administrative costs.

Other 2002 Business Issues

Cost Reductions
We are constantly evaluating our operating performance to improve our financial results. As part of a continuing effort to lower operating expenses, we undertook a comprehensive review in 2001 of our corporate, field and distribution infrastructure as well as our store base. As a result of this review, we are closing underperforming stores, consolidating one division and reducing corporate staff. In the first quarter of 2002, we committed to and carried out a plan that eliminated approximately 100 positions. As a result, our first quarter 2002 results will include a $4.7 million pretax charge to Operating, Selling, General and Administrative ("OSG&A") expenses for severance costs.

We plan to optimize our store base by closing underperforming stores and opening new stores in strategic locations. In the first quarter of 2002, we committed to a plan to close between 115 and 120 underperforming stores in 2002. We recorded an asset impairment charge of $5.3 million in the fourth quarter of 2001 related to these stores. In the first quarter of 2002, we will record a pretax charge of $5.8 million to OSG&A, primarily for anticipated future rent for these stores and other expenses in excess of the income we expect to derive from subleasing them. During 2002, we also plan to open 125 to 150 new stores. See "Management Strategy Overview—Growing and Improving Our Existing Store Base."

We expect to realize an annual pretax operating earnings benefit of $17 million due to our cost reduction efforts. We will not realize the full amount of this annual benefit, however, until 2003. We intend to initiate and continue other cost reductions to improve operating earnings such as standardized procurement procedures and negotiating a new distribution services agreement with favorable terms.

Royalty Payment Reduction

We have a license agreement with Seven-Eleven Japan under which Seven-Eleven Japan pays us a royalty fee based upon a percentage of its total revenues. In 1988, we monetized this yen royalty stream and amended our license agreement with Seven-Eleven Japan. The monetization enabled us to repay $300 million of debt. The amendment to the license agreement will reduce Seven-Eleven Japan's royalty payments to us by approximately 70% beginning in August 2002. This reduction will decrease our Seven-Eleven Japan royalty receipts by approximately $18 million in 2002 compared to 2001. Our Seven-Eleven Japan royalty receipts will decrease in 2003 by approximately $24 million compared to 2002. We do not anticipate any further reductions in the amount of the license fee percentage. See "Other Issues—Related Party Transactions—License Royalties."

Distribution Services

Our ten-year distribution services agreement with McLane Company, Inc. expires in November 2002. We are currently discussing with numerous wholesale companies, including McLane, the possibility of providing distribution services to our U.S. stores after our McLane agreement expires. See "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Distribution Services."

New Accounting Standards

We are adopting two new required accounting standards in 2002 that will have a significant impact on our reported results of operations. Effective January 1, 2002, we will adopt Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Adopting SFAS No. 142 means we will no longer amortize goodwill and certain intangible assets. This will result in an annual reduction in amortization expense of approximately $19 million beginning in 2002. Effective January 1, 2002, we will adopt the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," which for our purposes relates to the accounting for costs associated with future removal of underground gasoline tanks. This adoption will result in a one-time, cumulative effect after-tax charge of approximately $29 million and reduce our 2002 earnings before cumulative effect charge by approximately $2 million. We intend to record the cumulative charge in the first quarter of 2002. See "Other Issues—Recently Issued Accounting Standards" and Note 18 to the Consolidated Financial Statements.

Lease Renewals

We lease approximately two-thirds of our 5,829 U.S. and Canadian store locations. Over the next five years, about half of these leases expire or will require renegotiation of the rental rates. Beginning in 2002, we will devote considerable energies to extending and/or renegotiating these leases. See "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Financial Obligations—Store Leases."

The combination of the above factors is expected to cause pressure on our 2002 earnings.

Critical Accounting Policies and Estimates

Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for our judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. See Note 1 to the Consolidated Financial Statements.

Franchisees

We consolidate all merchandise sales and cost of goods sold from stores operated by franchisees with the results of company-operated stores. We split the merchandise gross profit of franchise stores between our franchisees, who generally receive 48% of the gross profit, and ourselves. Our share of the merchandise gross profit of franchise stores represents the ongoing franchise fee. In addition, for gasoline sales, our franchisees receive the greater of one cent per gallon sold or 25% of gasoline gross profit as compensation for services they perform related to gasoline. The franchisees' share of the merchandise and gasoline gross profit is presented as franchisee gross profit expense in the accompanying Consolidated Statements of Earnings. If we did not consolidate the franchisee merchandise revenues and cost of goods sold into our consolidated financial results, our net earnings would not change; our Consolidated Statement of Earnings, however, would not reflect any franchise gross profit expense and would reflect significantly lower merchandise revenues and cost of goods sold. Instead, our share of the earnings from franchised stores would be reflected as Other Income in our Consolidated Statement of Earnings.

We include the franchise stores' merchandise sales and cost of sales in our financial statements because we believe that we retain a more significant financial and merchandising advisory role in the franchise business than is present in most other franchisor/franchisee relationships. For example, unlike most franchise models, we own or lease the stores and equipment used by the franchisees as well as provide accounting and merchandising services, among others. Due to this significant level of involvement and our retention of certain business risks associated with the ownership or leasing of franchised locations and the equipment used by franchisees, we believe that our financial statement presentation appropriately reflects the substance of this combined economic relationship. See Note 1 to the Consolidated Financial Statements.

Environmental

We accrue for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected. Our estimates of the anticipated future costs for remediation activities at such sites are based upon our prior experience with remediation sites and consideration of factors such as the condition of the site contamination, location of tank sites and our experience with contractors who perform environmental assessment and remediation work. We determine the reserve on a site-by-site basis and record a liability for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

A portion of the environmental expenditures we incur for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based upon our historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and our priority ranking for reimbursement from the state fund. We discount the receivable if the amount relates to remediation activities that have already been completed.

The estimated future remediation expenditures and related state reimbursement amounts could change as governmental requirements and state reimbursement programs continue to be implemented or revised. Such revisions could have a material impact on our operations and financial position. See "Other Issues—Environmental" and Note 13 to the Consolidated Financial Statements.

Store Closings and Asset Impairment

We write down property and equipment of stores we are closing to estimated net realizable value at the time we commit to a plan to close such stores. If we lease the store, we will also accrue for related future estimated rent and other expenses if we believe the expenses will exceed estimated sublease rental income. We base the estimated net realizable value of property and equipment on our experience in utilizing and/or disposing of similar assets and on estimates provided by our own and/or third-party real estate experts. We also use our experience in subleasing similar property to estimate future sublease income. If there is a significant change in the real estate market, our net realizable value estimates and/or our estimated future sublease income could change materially. See Note 1 to the Consolidated Financial Statements.

Yen Loans

We use the Seven-Eleven Japan license royalty receipts to service the monthly principal and interest payments on our outstanding yen loans. This provides us with an economic hedge against fluctuations in the Japanese yen to U.S. dollar exchange rate. Effective January 1, 2001, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," nullified the hedge accounting treatment we were previously applying to the Seven-Eleven Japan royalty and yen loans. In the first quarter of 2001, we recorded a one-time charge of $9.8 million, net of taxes, related to the cumulative effect of the adoption of SFAS No. 133. Accordingly, since January 1, 2001, we have adjusted the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resultant foreign currency exchange gain or loss is recognized in earnings. In addition, we record the Seven-Eleven Japan royalty and interest expense on the yen loans at the average Japanese yen to U.S. dollar exchange rate for the respective periods. Our 2001 reported results include pretax non-cash transaction gains of $15.9 million associated with the adjustment of our yen loan balance to reflect the current Japanese yen to U.S. dollar exchange rate. Future changes in the Japanese yen to U.S. dollar exchange rate will continue to result in non-cash transaction gains or losses. See "Quantitative and Qualitative Disclosure About Market Risk—Foreign-Exchange Risk Management" and Note 8 to the Consolidated Financial Statements.

Inventories

Inventories are stated at the lower of cost or market. Cost is generally determined by the last-in, first-out ("LIFO") method for company-operated stores in the United States and by the first-in, first-out ("FIFO") method for stores in Canada. Although the LIFO method generally matches the most recent product cost with related revenues, decreases in inventory quantities can result in a liquidation of LIFO inventory layers recorded at costs that are lower than the current costs, which would lower cost of goods sold and increase our margin. See Notes 1 and 3 to the Consolidated Financial Statements.

Workers' Compensation and General Liability Reserves

We have third-party insurance for workers' compensation and general liability losses, with predetermined deductibles. We record our share of workers' compensation and general liability losses based upon independent actuarial estimates of the aggregate liabilities for claims incurred. A significant change in claims experience or in the criteria which the actuary utilizes could result in a material revision to our liability.

Off-Balance Sheet Lease-Financing

We utilize an off-balance sheet lease-financing program to diversify our funding sources for new store growth. In 1999 and 2001, we entered into lease-financing programs for constructing new stores and acquiring operating convenience stores from third parties not affiliated with us. Under these programs, we do not include the costs incurred in constructing or acquiring the stores or any related financing obligations in our Consolidated Balance Sheets. If we were to account for the stores covered under these programs as owned assets or capital leases, our balance sheet would include the costs incurred in constructing the stores or acquiring the operating convenience stores and any related financing obligations. See "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Financial Obligations—Operating Lease Obligations—Off-Balance Sheet Lease-Financing Program" and Note 11 to the Consolidated Financial Statements.

Comparison of 2001 to 2000 Results

Net Sales

	Years Ended December 31 2000	2001
Net Sales (in millions):		
Merchandise sales	$ 6,632.2	$ 7,019.5
Gasoline sales	2,713.8	2,762.3
Total net sales	$ 9,346.0	$ 9,781.8
U.S. same-store merchandise sales growth	5.6%	4.8%
Gasoline gallons sold (in millions)	1,769.6	1,900.6
Gasoline gallon sales change per store	0.6%	3.7%
Average retail price of gasoline per gallon	$ 1.53	$ 1.45

Merchandise sales for 2001 increased $387.3 million, or 5.8%, over 2000. Key contributors to the merchandise sales growth in 2001 were increases in the sales of cigarettes, prepaid cards, beer and non-carbonated beverages. Primary contributors to this growth include improving merchandise assortment, offering new items such as energy drinks and operating an average of 61 additional stores in 2001 as compared to 2000. Partially offsetting these increases were decreases in 7-Eleven Café Cooler® frozen beverages and apparel products.

In addition, U.S. same-store merchandise sales growth was 4.8% (or 5.1% after adjusting for the additional day due to leap year in 2000). Increases in the retail price of cigarettes due to wholesale cost increases accounted for less than 1% of growth in 2001 and less than 2% of such growth in 2000.

Gasoline sales for 2001 increased $48.6 million, or 1.8%, over 2000. We attribute this increase to a 3.7% increase (or 4.0% after adjusting for the additional day due to leap year in 2000) in per-store gallons sold and the operation of an average of 83 additional gasoline stores in 2001, which were partially offset by an 8-cent decrease in the average retail price of gasoline in 2001. The increase in per-store gallons sold is primarily due to the addition of new higher-volume gasoline stores which typically have more gasoline pumps than existing stores.

Gross Profit

	Years Ended December 31	
	2000	**2001**
Gross Profit (in millions):		
Merchandise gross profit	$ 2,304.6	$ 2,399.7
Gasoline gross profit	238.9	262.5
Total gross profit	$ 2,543.5	$ 2,662.2
Merchandise gross profit margin	34.75%	34.19%
Merchandise gross profit growth per store	6.4%	3.0%
Gasoline gross profit margin cents per gallon	13.50	13.81
Gasoline gross profit change per store	2.5%	6.1%

We calculate gross profit by subtracting our total cost of goods sold from our total net sales. Merchandise gross profit for 2001 increased $95.1 million, or 4.1%, over 2000 as a result of higher sales, partially offset by a decline in gross profit margin to 34.19% from the prior year's 34.75%. Our overall gross profit margin and gross profit growth per store decline was due to a combination of wholesale cost increases, changes in product mix and the impact of cigarette cost increases. Some of our faster growing product categories were cigarettes, prepaid cards, beer and fresh foods, all of which are traditionally lower margin products. Our strategy of maintaining competitive everyday fair prices in the face of increasing wholesale costs has resulted in lower margins in some cases. Aggressive pricing by competitors for items such as bread, milk, cigarettes and soft drinks has also decreased our margin. These factors will continue to put pressure on our merchandise gross profit margin; however, we anticipate that our merchandise gross profit margin will improve in 2002 through aggressive monitoring of our retail pricing and continued efforts to reduce our cost of goods sold.

Gasoline gross profit for 2001 increased $23.6 million, or 9.9%, over 2000 primarily due to increased sales volume. Gasoline gross profit margin improved to 13.81 cents per gallon for 2001 compared to 13.50 cents per gallon in 2000. Our gasoline gross profit per store increased 6.1% from 2000 in part because of wholesale costs declining more quickly than retail prices during the second half of 2001 and our management of retail gasoline prices.

We manage retail gasoline prices through a centralized monitoring process to minimize the effect of gasoline margin volatility and maximize our gross profit per gallon. Increases or decreases in the wholesale cost of gasoline will generally cause similar increases or decreases in the retail price of gasoline. An increase in the wholesale cost of gasoline generally results in higher retail prices within five to ten days after the cost increase. Conversely, a decrease in the wholesale cost of gasoline generally results in lower retail prices within 15 to 20 days after the cost decrease. Competitive conditions in the retail marketplace can cause these time periods to vary considerably on a market-by-market basis, which can have a significant impact on gasoline gross profit margin. Over the last nine years, however, our gasoline gross profit margins have ranged from 13.07 to 14.50 cents per gallon on an annual basis.

Other Income

Other income consists primarily of area license royalties and initial franchise fees. Other income for 2001 was $112.3 million, an increase of $7.2 million, or 6.9%, from $105.1 million in 2000. We attribute this primarily to an increase in royalty income from our area licensees to $84.8 million in 2001 from $80.9 million in 2000, which resulted primarily from higher sales at stores operated by licensees, an increase in the number of such stores and a benefit of $1.8 million on our Seven-Eleven Japan royalty receipts due to changes in the yen to U.S. dollar exchange rate. See "Management Strategy Overview—Other 2002 Business Issues—Royalty Payment Reduction."

Franchisee Gross Profit Expense

Franchisee gross profit expense for 2001 was $706.6 million, an increase of $39.3 million, or 5.9%, from $667.3 million in 2000, due to higher per-store gross profits at franchised stores and an increase in the number of stores operated by franchisees. See "Critical Accounting Policies and Estimates" and Note 1 to the Consolidated Financial Statements.

Operating, Selling, General and Administrative Expense

The primary components of OSG&A are store labor, occupancy (including depreciation) and corporate expenses. OSG&A for 2001 was $1,851.8 million, an increase of $103.5 million, or 5.9%, from $1,748.3 million in 2000. We attribute this increase primarily to costs associated with operating an average of 61 new stores in 2001, combined with increased labor expense. Other increases included significantly higher utility costs, mostly due to increased rates in California, Texas and Florida, and increases in our costs associated with environmental contamination, credit card processing due to increased revenues and credit card volume and enhancements to our retail information system. In addition, OSG&A for 2001 includes a $5.3 million write-down in connection with our closing of underperforming stores. (See "Management Strategy Overview—Other 2002 Business Issues—Cost Reductions.") These expense increases were partially offset by a non-cash benefit of $15.9 million we recorded in connection with conversion of our yen-based debt to the year-end exchange rate.

The ratio of OSG&A to net sales increased to 18.9% for 2001 from 18.7% for 2000. Excluding a 5% decline in the retail price of gasoline, the impairment charge and the conversion gain, the ratio of OSG&A to net sales in 2001 was 18.7%. In 2002, our investment in new stores and technology, projected increases in utility costs and the effects of store lease renewals will adversely affect the ratio of OSG&A to net sales. Pressure on this ratio will also result from anticipated increases in repair and maintenance expenses as a result of our continued efforts to enhance our store image and grow our store base. To mitigate this impact, we are accelerating our expense reduction efforts.

Interest Expense, Net

Net interest expense for 2001 was $62.7 million, a decrease of $16.6 million, or 20.9%, from $79.3 million in 2000. In March 2000, we received $540.0 million by selling 22,736,842 newly issued shares of our common stock to IYG Holding Company, and we used the proceeds from this sale to reduce our outstanding indebtedness. This reduction of indebtedness accounts for a significant portion of our reduction in net interest expense in 2001. During 2001 we also benefited from a lower interest rate environment. See "Quantitative and Qualitative Disclosure About Market Risk—Interest Rate Risk Management."

In accordance with SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," our debentures are recorded at an amount equal to the undiscounted cash payments of both principal and interest, and we do not recognize interest expense on our debentures in our Consolidated Statement of Earnings. Accordingly, we charge the cash interest payments against the recorded amount of the debentures. If we did not account for our debentures in accordance with SFAS No. 15, our reported interest expense would have increased by $17.7 million in 1999, 2000 and 2001. See Note 8 to the Consolidated Financial Statements.

Income Tax Expense

Income tax expense for 2001 was $59.8 million, an increase of $12.6 million, or 26.7%, from $47.2 million in 2000. This increase is due to a non-recurring benefit of $12.5 million recorded in 2000 which resulted from a favorable settlement with the Internal Revenue Service related to audits of our federal income taxes for the tax years 1992 through 1995. Excluding the effect of this non-recurring benefit, our effective tax rate was 39.0% for 2001, compared to 38.8% in 2000.

Cumulative Effect of Accounting Change

On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which resulted in a one-time charge of $9.8 million, net of taxes, related to the cumulative effect of the accounting change on our yen-denominated debt. See Note 8 to the Consolidated Financial Statements.

Extraordinary Items

In 2001, we had no extraordinary items. In 2000, we purchased $36.1 million of the outstanding principal of debt related to Cityplace, our corporate headquarters, for $33.2 million, resulting in a $1.8 million after-tax gain. See Note 8 to the Consolidated Financial Statements.

Net Earnings

Net earnings for 2001 were $83.7 million ($0.75 per diluted share), a decrease of $24.6 million, or 22.7%, from $108.3 million ($0.98 per diluted share) in 2000. Earnings before the extraordinary gain and the cumulative effect of the accounting change discussed above were $93.6 million ($0.83 per diluted share) for 2001, a decrease of $12.9 million, or 12.2%, from $106.5 million ($0.97 per diluted share) in 2000.

Seasonality

Weather conditions can have a significant impact on our sales, as buying patterns have shown that our customers increase their transactions and also purchase higher profit margin products when weather conditions are favorable. Consequently, our results are seasonal, and we typically earn more during the warmer second and third quarters.

Comparison of 2000 to 1999 Results

Net Sales

	Years Ended December 31	
	1999	**2000**
Net Sales (in millions):		
Merchandise sales	$ 6,216.1	$ 6,632.2
Gasoline sales	2,035.6	2,713.8
Total net sales	$ 8,251.7	$ 9,346.0
U.S. same-store merchandise sales growth	9.1%	5.6%
Gasoline gallons sold (in millions)	1,686.6	1,769.6
Gasoline gallon sales change per store	3.5%	0.6%
Average retail price of gasoline per gallon	$ 1.21	$ 1.53

Merchandise sales for 2000 increased $416.1 million, or 6.7%, over 1999. The largest contributors to the merchandise sales growth in 2000 were cigarettes, prepaid cards, beer, non-carbonated beverages, coffee and snacks, which were offset, in part, by decreases in the sales of frozen beverages, newspapers and other publications. Primary contributors to this growth include improving merchandise assortment, offering new items and operating an average of 60 additional stores in 2000 as compared to 1999.

In addition, U.S. same-store merchandise sales growth was 5.6% (or 5.3% after adjusting for the additional day due to leap year in 2000). Increases in the retail price of cigarettes due to wholesale cost increases accounted for less than 2% of such growth in 2000 and 5% of such growth in 1999.

Gasoline sales for 2000 increased $678.2 million, or 33.3%, over 1999, primarily due to a higher retail price of gasoline and operating an average of 95 additional gasoline stores. The average retail price of gasoline was $1.53 per gallon in 2000, a 32-cent increase over 1999. We believe that the high price of gasoline adversely affected the demand for gasoline. Gallons sold per store increased 0.6% (or 0.3% after adjusting for the additional day due to leap year in 2000) over 1999, primarily due to the addition of new stores that sell more gasoline, on average, than our existing stores.

Gross Profit

	Years Ended December 31	
	1999	2000
Gross Profit (in millions):		
Merchandise gross profit	$ 2,142.4	$ 2,304.6
Gasoline gross profit	223.4	238.9
Total gross profit	$ 2,365.8	$ 2,543.5
Merchandise gross profit margin	34.46%	34.75%
Merchandise gross profit growth per store	8.8%	6.4%
Gasoline gross profit margin cents per gallon	13.25	13.50
Gasoline gross profit change per store	1.7%	2.5%

Merchandise gross profit for 2000 increased $162.2 million, or 7.6%, over 1999 as a result of higher sales combined with gross profit margin improvement, to 34.75% from the prior year's 34.46%. Gross profit margin improved due to a combination of a change in product mix and reduced shortages, which we attribute to initiatives put in place to improve store-level accountability.

Gasoline gross profit for 2000 increased $15.5 million, or 6.9%, over 1999 as a result of new gasoline outlets opened in 1999 and 2000. In addition, gasoline gross profit margin improved to 13.50 cents per gallon for 2000 compared to 13.25 cents per gallon in 1999. As a result of aggressively managing our retail gasoline prices, gasoline gross profit per store increased 2.5% for the year compared to 1999.

Other Income

Other income for 2000 was $105.1 million, an increase of $7.2 million, or 7.4%, from $97.9 million in 1999. We attribute this to an increase in royalty income from our area licensees to $80.9 million in 2000 from $76.6 million in 1999, which resulted primarily from higher sales at stores operated by licensees and an increase in the number of such stores.

Franchisee Gross Profit Expense

Franchisee gross profit expense for 2000 was $667.3 million, an increase of $55.1 million, or 9.0%, from $612.2 million in 1999, due to a higher per store gross profit at franchised stores and an increase in the number of stores operated by franchisees. See "Critical Accounting Policies and Estimates" and Note 1 to the Consolidated Financial Statements.

Operating, Selling, General and Administrative Expense

OSG&A for 2000 was $1,748.3 million, an increase of $126.4 million, or 7.8%, from $1,621.9 million in 1999. The increase in OSG&A was partly due to the cost of operating an average of 60 new stores, approximately $32 million of incremental costs related to the implementation of our retail information system and increased credit card processing costs due in part to the significantly higher gasoline prices.

The ratio of OSG&A to net sales decreased to 18.7% for 2000 from 19.7% for 1999. In 1999, OSG&A included a credit of $14.0 million related to environmental legislation changes in California, which was partially offset by $4.7 million in severance expenses. After adjusting for these items and the increase in the average retail price of gasoline in 2000, the ratio of OSG&A to net sales would have increased slightly to 19.9% in 2000, from 19.8% in 1999.

Interest Expense, Net

Net interest expense for 2000 was $79.3 million, a decrease of $22.9 million, or 22.4%, from $102.2 million in 1999. This decrease is primarily attributable to our repayment of borrowings with proceeds from the sale of common stock to IYG Holding Company in March 2000. See "Comparison of 2001 to 2000 Results—Interest Expense, Net."

Income Tax Expense

Income tax expense on earnings before extraordinary gains for 2000 was $47.2 million, a decrease of $1.3 million, or 2.7%, from $48.5 million in 1999. The 2000 expense is net of a non-recurring benefit of $12.5 million, which resulted from a favorable settlement with the Internal Revenue Service related to audits of our federal income taxes for the tax years 1992 through 1995. Excluding the non-recurring benefit, our effective tax rate was 38.8% for 2000, compared to 38.1% in 1999.

Extraordinary Items

In December 2000, we purchased $36.1 million of the outstanding principal of debt related to Cityplace, our corporate headquarters, for $33.2 million, resulting in a $1.8 million after-tax gain. (See Note 8 to the Consolidated Financial Statements.) In 1999, we redeemed $19.4 million of our debentures resulting in a

$4.3 million after-tax gain. This gain resulted from the retirement of future undiscounted interest payments as recorded under SFAS No. 15, combined with repurchasing a portion of the debentures below their face value. See Note 8 to Consolidated Financial Statements.

Net Earnings
Net earnings for 2000 were $108.3 million ($0.98 per diluted share), an increase of $25.2 million, or 30.3%, from $83.1 million ($0.91 per diluted share) in 1999. Net earnings before extraordinary gains were $106.5 million ($0.97 per diluted share) for 2000, an increase of $27.7 million, or 35.2%, from $78.8 million ($0.87 per diluted share) in 1999. The per diluted share data reflects a one-for-five reverse split of our common stock that occurred in May 2000.

Liquidity and Capital Resources

We obtain the majority of our working capital from three sources:

- Cash flows generated from our operating activities;
- A $650 million commercial paper facility, guaranteed by Ito-Yokado Co., Ltd.; and
- Borrowings of up to $200 million under our revolving credit facility.

We believe that operating activities, available working capital sources and additional borrowings will provide sufficient liquidity in 2002 to fund our operating costs, capital expenditures and debt service. In addition, we intend to continue accessing the leasing market to finance our new stores and certain equipment, including potentially Vcom kiosks.

We expect capital expenditures for 2002, excluding lease commitments, will be between $450 million and $500 million. This is an increase of $100 million to $150 million over capital expenditures in 2001 and is caused primarily by our accelerating some capital expenditures from 2003 to 2002 to facilitate enhancing our retail information system and upgrading our existing store base. Capital expenditures for key areas include $135 million of store improvements and in-store equipment, $120 million of information technology enhancements primarily related to our proprietary retail information system, $100 million of capital associated with opening or acquiring between 125 and 150 new stores and $30 million for gasoline equipment upgrades.

Based upon current expectations, including accelerated capital spending on our growth initiatives, our consolidated total indebtedness to EBITDA ratio will exceed the maximum level allowed by the financial covenant in our revolving credit agreement. Therefore, we are currently discussing with our banks the possibility of modifying our financial covenants. We believe the banks will grant us this covenant relief we are seeking, but we cannot make any assurances to that effect.

On February 15, 2002, Moody's Investor Service announced it was placing our long-term debt credit rating on review for possible downgrade. Our credit rating affects the terms of some of our existing debt instruments. Under these instruments, an upgrade in our credit rating will generally decrease the percentage of fees and interest we would otherwise be required to pay to our lenders. Conversely, a downgrade in our credit rating would generally increase the percentage of fees and interest we would otherwise be required to pay to our lenders. Additionally, under the indentures governing our public subordinated debentures, a downgrade in the credit rating of the debentures below investment grade would prohibit us from making certain payments, including dividends and stock repurchases. We do not believe, however, that a ratings downgrade would prohibit us from continuing to issue commercial paper at our current rates because our commercial paper is currently guaranteed by Ito-Yokado through 2003. Nor do we believe that a ratings downgrade would affect our ability to draw down funds from our revolver, although in such an event the cost of obtaining such funds will increase.

If we receive a significant downgrade to our credit rating, it would be more difficult and expensive for us to access financing and we could be forced to slow our growth initiatives. In addition, a small number of our contractual vendor obligations would be affected, which may obligate us to issue letters of credit for the benefit of the vendors.

Vcom
Vcom is our proprietary kiosk solution to meet consumer demands for convenient and continuously available financial and e-commerce services. We believe that the deployment

of these Web-enabled, integrated services kiosks represents a significant market opportunity to offer financial and e-commerce services to a large segment of our current and future customers who have little or no access to banks or the Internet. We find that we are particularly well-positioned to capitalize on this opportunity because of the demographics of our existing customer base and the large number of our conveniently located stores.

We are currently operating a 98-store Vcom pilot program in Texas and Florida. Through exclusive agreements with third-party service providers, we currently offer or plan to offer ATM services (American Express Co.), money order and money transfer services (Western Union Financial Services, Inc.), check-cashing services (Certegy Inc.) and telecommunications services (Verizon Select Services, Inc.). We estimate that our capital investment for Vcom will total between $20 million and $25 million by mid-2002. Upon successful completion of the Vcom pilot program, we will move forward with our plans for a national rollout. A commitment to a national rollout will require us to make a significant investment. We currently estimate that we will need up to $200 million to finance and install 3,500 Vcom kiosks beginning in the second half of 2002 and continuing through 2003. In addition, we estimate that we will need approximately $430 million to fund the amount of cash in the kiosks necessary for check-cashing and ATM transactions. We have had substantive discussions with financial institutions about providing funding for Vcom, and we reasonably expect such funds to be available to us.

We anticipate that Vcom will be cash-flow positive beginning in 2003 primarily as a result of placement fees from our strategic partners. These funds will be recognized as revenue when earned by the incurring of specified expenses, installation of equipment, sale of products or the passage of time, all as specified by the substance of the applicable agreement. We estimate that we will incur cumulative pretax losses during the 2002 and 2003 rollout period of up to $10 million. We expect Vcom to be profitable in 2004 and beyond.

In exchange for our granting strategic partners exclusive rights to offer their services or products on our Vcom kiosks, they will pay us placement fees, a percentage of the transaction fees and, in certain circumstances, expense reimbursement. As of December 31, 2001, we have received approximately $220 million in placement fee commitments from our strategic partners, although most of such commitments are funded as Vcom kiosks are deployed. In 2001, we received $21.1 million in such fees, of which we recognized $7.0 million as an offset to the costs associated with the Vcom pilot program in OSG&A expense and $927,000 in other income. As of December 31, 2001, the remaining $13.2 million of fees received has not been recognized in earnings and is included in deferred credits and other liabilities in our Consolidated Balance Sheet. With the exception of fees associated with pilot program funding, which are amortized over the term of the pilot program, we will amortize substantially all placement fee income over the term of the applicable agreement.

Contractual Obligations and Commercial Commitments

Financial Obligations. A summary of our material contractual cash obligations under our long-term debt, leases and convertible quarterly income debt securities ("QUIDS") is as follows (in millions):

	2002	2003	2004	2005	2006	Thereafter	Total
Long-term debt*	$ 134.6	$ 276.5	$ 153.3	$ 215.6	$ 15.2	$ 475.9	$ 1,271.1
Capital lease obligations	33.1	25.3	24.8	24.0	22.9	166.8	296.9
Operating lease obligations	177.7	158.3	131.9	102.1	81.8	547.9	1,199.7
QUIDS	—	—	—	—	—	380.0	380.0
Total	$ 345.4	$ 460.1	$ 310.0	$ 341.7	$ 119.9	$ 1,570.6	$ 3,147.7

*Includes $471.6 million of commercial paper, of which $71.6 million is classified in "2002" and $400 million is classified in "Thereafter."

Long-Term Debt. We have $650 million available under our commercial paper facility and $471.6 outstanding as of December 31, 2001. We have classified $400 million, net of discount, of this outstanding amount as non-current debt because we intend to maintain at least $400 million outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by Ito-Yokado through 2003 under an agreement we entered into with Ito-Yokado. (See "Other Issues—Related Party Transactions—Commercial Paper" and Note 8 to the Consolidated Financial Statements.) If we fail to repay the commercial paper as it matures, Ito-Yokado will become obligated to make such payments under its guarantee of our commercial paper facility. We would, in turn, be obligated to reimburse Ito-Yokado, subject to some restrictions in our credit agreement, for the costs associated with such a payment. Our credit agreement restrictions principally specify that we cannot make reimbursements until one year after we repay, in full, all amounts outstanding under the credit agreement.

In December 2001, we entered into a financing agreement for 10.0 billion yen, which was $75.9 million based upon the yen to U.S. dollar exchange rate at December 31, 2001. The financing, which has a fixed interest rate of 1.8%, is nonrecourse and secured by a pledge, secondary to our 1998 yen-denominated loan, of the future royalty payments from our Seven-Eleven Japan license agreement that also fund repayment of the loan. Semi-annual principal repayments begin in 2007, and we project that we will make the final payment in 2011. See "Management Strategy Overview—Other 2002 Business Issues—Royalty Payment Reduction," "Other Issues—Related Party Transactions—License Royalties" and Notes 1 and 8 to the Consolidated Financial Statements.

Our other long-term debt primarily consists of subordinated debentures of $407.5 million, a term loan of $220.1 million and a 1998 yen-denominated loan of $93.0 million. See Note 8 to the Consolidated Financial Statements.

Capital Lease Obligations. We utilize capital leases as a means of funding our property and equipment. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods, and equipment leases are for terms from one to ten years. These obligations and related assets are included in our Consolidated Balance Sheet.

Operating Lease Obligations. We also lease a substantial portion of our property and equipment using traditional operating leases. Generally, real estate leases are for primary terms up to 19 years with options to renew for additional periods, and equipment leases are for terms of one to ten years. These obligations and related assets are not included in our Consolidated Balance Sheet.

Off-Balance Sheet Lease-Financing Program. In 1999, we entered into a lease facility that provided us with $96.6 million in off-balance sheet financing that we used for constructing new stores and acquiring operating convenience stores from third parties not affiliated with us. Under the agreement, a trust funded by a group of senior lenders either acquired land and undertook construction projects for which we were the construction agent or acquired operating convenience stores from third parties. As the construction agent, we handled all of the day-to-day issues involved in constructing any new store built by the trust under this facility. After a store was constructed or acquired, the trust leased the store to us for an amount equal to the interest expense on the applicable store's construction costs or, in the case of operating convenience stores, the acquisition price of the land, building, motor fuels equipment and other fixtures, at London Interbank Offer Rate ("LIBOR") plus 2.1%. The base lease term under this facility expires in February 2005, and as of December 31, 2001, the trust had funded $96.6 million from this facility.

In January 2001, we entered into an additional lease facility that provides up to $100 million of off-balance sheet financing with substantially the same terms as the 1999 facility. The rent expense on stores constructed or purchased with money from this facility equals the interest expense on the applicable store's construction costs or, in the case of operating convenience stores acquired from third parties, the acquisition price of the land, building, motor fuels equipment and other fixtures, at LIBOR plus 1.1%. The base lease term under this facility expires in July 2006. As of December 31, 2001, the trust had funded $72.0 million of the $100 million facility.

After the initial lease term has expired under each lease facility agreement, we have the option of:

- Negotiating an extension of the lease;
- Purchasing all properties for an amount approximating the trust's interest in such properties, which is equal to the total amount of funds advanced by the trust; or
- Vacating the properties, arranging for the sale to a third party and paying the trust the net proceeds from the sale. If the sale proceeds are less than the trust's interest in the properties, we are required to reimburse the trust for the deficiency, although our reimbursement obligation is limited to 84% of the trust's interest in the properties. If the sale proceeds exceed the trust's interest in the properties, we are entitled to all of such excess amounts.

The leases, which we account for as operating leases, contain financial and operating covenants similar to those under our revolving credit facility. (See Note 11 to the Consolidated Financial Statements.) The trusts are substantive entities in which a major financial institution is the primary equity holder. We have no management control or equity interest in the trusts, and we have no contingent obligation other than guaranteeing 84% of the trust's interest in the properties in the event that we vacate and sell at a loss to third parties. We do not intend to use this type of financing program in the future and will instead rely on other sources to fund future expansion.

Store Leases. As of December 31, 2001, we operated a total of 5,829 stores in the United States and Canada. We own fewer than one-third of these stores, and we lease the rest. Over the next five years, leases covering more than half of our total leased stores will expire, including more than 1,100 leases that lack rent renewal options or contain negotiable rent options and more than 1,200 leases that have fixed rent options.

	2002*	2003	2004	2005	2006	Total
Lease expiring or with negotiable rent options	129	190	224	261	316	1,120
Fixed rent options	27	287	397	264	288	1,263
Total	156	477	621	525	604	2,383

*Figures include leases expiring from March 1, 2002, through December 31, 2002.

We originally signed many of the expiring leases, or leases with negotiable options, in the 1970s and 1980s. Some of these leases contained favorable rents for 10- to 20-year primary terms, with as many as three options to renew for additional five-year terms. For those sites where we need to negotiate (a) a new lease to replace an expiring lease or (b) new rent for those leases that have negotiable rent renewal options, we expect that we will pay prevailing market rates when the new lease term or option term commences, which will likely increase our operating costs. If we are unable to agree on an appropriate rent, we may decide to forego renewal of the lease and close the store.

If we have a fixed rent option, in most cases the rent will increase either to a specific predetermined dollar amount or as calculated based upon a predetermined formula, such as an increase in the consumer price index. These rent increases will increase our operating costs.

QUIDS. Ito-Yokado and Seven-Eleven Japan hold $380 million of QUIDS from two separate transactions in 1995 ($300 million) and 1998 ($80 million). These securities can be converted into our common stock at predetermined prices. The securities bear interest at 4.5% annually and are subordinate to all existing debt. See "Other Issues—Related Party Transactions—QUIDS" and Note 9 to the Consolidated Financial Statements.

Revolving Credit Facility. There was no funded debt outstanding under the revolver at December 31, 2001. Letters of credit outstanding under the revolver totaled $67.0 million at December 31, 2001, and reduced available funds under the revolver to $133.0 million. Interest on borrowings are based upon a variable rate equal to the administrative agent bank's base rate or, at our option, a rate equal to a reserve-adjusted Eurodollar rate plus a margin determined by our credit rating for senior long-term indebtedness.

Our revolving credit facility contains various financial and operating covenants that require us, among other things, to maintain certain financial ratios, including interest and rent coverage and consolidated total indebtedness to earnings before interest, income taxes, depreciation and amortization. The facility also contains covenants which, among other things, limit (a) our ability to incur or guarantee indebtedness or other liabilities other than under the facility; (b) our ability to engage in asset sales and sale-leaseback transactions; (c) the types of investments we can make; and (d) our ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt. The bank's funding obligations are contingent upon our financial operations. If we suffer a material adverse change, the bank would not have to fund the facility. We do not anticipate drawing down any funds under our revolver in the near future. See Note 8 to the Consolidated Financial Statements.

Purchase Commitments. We have various material contracts with service and product vendors, some of which were executed in the first quarter of 2002, that contain commitments to purchase minimum levels of products or services. We have estimated our material minimum purchase commitments as of December 31, 2001, and material commitments executed in the first quarter of 2002. These estimated commitments are summarized as follows (in millions):

	2002	2003	2004	2005	2006	Thereafter	Total
Distribution services	$ 1,000	$ —	$ —	$ —	$ —	$ —	$ 1,000
Gasoline supply*	900	920	950	980	760	—	4,510
IT commitments	51	53	53	29	25	50	261
Product commitments**	70	80	80	70	45	9	354
Total	$ 2,021	$ 1,053	$ 1,083	$ 1,079	$ 830	$ 59	$ 6,125

* We have estimated our future purchase commitments based upon volumes purchased and our average cost for 2001 adjusted annually by 3%.

**We have estimated our future purchase commitments based on our contracted volume at 2001 prices.

Distribution Services. In 1992, we entered into a ten-year distribution services agreement with McLane Company, Inc., a wholly owned subsidiary of Wal-Mart Stores, Inc., pursuant to which McLane is the primary distributor of traditional grocery products to our U.S. stores. In 2001, we purchased in excess of $2.0 billion in traditional grocery products from McLane, which represents over 40% of all merchandise purchased for our stores last year. These purchases satisfied our minimum purchase requirement under the agreement for 2001, and we expect to continue satisfying this requirement until the contract's expiration in November 2002. We are currently discussing with numerous wholesale distribution companies, including McLane, the possibility of providing distribution services to our U.S. stores upon the expiration of our current contract. We believe that our future distribution services agreement, whether with McLane or another third party or parties, will be on terms more favorable than those set forth in our existing agreement with McLane because of the increased competition in the marketplace with potential suppliers, the size of our current store base and the attractiveness of our growth strategy to a potential supplier.

Gasoline Supply. We are currently in the 16th year of a 20-year product purchase agreement with Citgo Petroleum Corporation. This agreement, which expires in September 2006, permits us to purchase gasoline from parties other than Citgo, but obligates us to purchase specified quantities of gasoline at market prices from Citgo. The minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of all of the gasoline we purchased for retail sale. We have exceeded the minimum required annual purchases in each year of the contract and expect to continue doing so in the future. See Note 13 to the Consolidated Financial Statements.

IT Commitments. We have various information technology commitments that require us to purchase minimum amounts of products and services annually. We have exceeded such minimum purchase requirements in the past and expect to continue doing so for the foreseeable future. Our failure to satisfy the minimum purchase requirements could cause us to make payments to the applicable provider(s) equal to the commitment(s) or a predetermined percentage of the commitment(s).

Product Commitments. We have various product purchase contracts that require us to purchase a minimum amount of products annually. We have exceeded such minimum purchase requirements in the past and expect to continue doing so for the foreseeable future. Our failure to satisfy the minimum purchase requirements could result in termination of the contracts, changes in pricing of the products and payments to the applicable provider(s) of a predetermined percentage of the commitment(s) that would not exceed $7 million.

Cash Flows from Operating Activities

Net cash provided by operating activities for 2001 was $278.2 million, a decrease of $174.3 million, or 38.5%, from $452.5 million in 2000. We attribute this decrease to changes in balance sheet items, primarily as a result of timing of the funding for money orders, the timing of payment of merchandise payables, an increase in receivables for vendor promotional allowances and payment of a prior-year legal settlement.

Cash Flows from Investing Activities

Net cash used in investing activities in 2001 was $357.4 million, an increase of $128.0 million, or 55.8%, from $229.4 million in 2000. A portion of this increase is due to increased capital expenditures to $356.9 million in 2001 from $300.4 million in 2000, primarily as a result of an increase in the number of new stores opened in 2001 compared to 2000. The net cash used in 2000 was offset by $71.9 million of net proceeds from a sale-leaseback transaction during 2000.

Capital expenditures for each of 2001 and 2000 were used for maintaining, remodeling and upgrading stores, developing new stores, enhancing our retail information system, purchasing new equipment to support merchandising initiatives and complying with environmental regulations.

Cash Flows from Financing Activities

Net cash provided by financing activities was $71.6 million in 2001, compared to net cash used in financing activities of $166.7 million in 2000. Net proceeds under commercial paper and revolving credit facilities in 2001 totaled $77.3 million, compared to net repayments of $483.6 million in 2000. We received proceeds of $76.6 million from our borrowing of 10 billion yen in 2001. Scheduled debt payments of $76.8 million and

$94.6 million were made in 2001 and 2000. In 2000, we retired $145.7 million of debt early. Cash from financing activities for 2000 includes net proceeds of $539.7 million from issuance of common stock that was used to pay down debt. See Notes 8 and 14 to the Consolidated Financial Statements.

Other Issues

Related Party Transactions

As of December 31, 2001, our majority shareholder, IYG Holding Co., held 72.6% of our common stock. IYG Holding Co. is owned 51% by Ito-Yokado and 49% by Seven-Eleven Japan, which is a majority-owned subsidiary of Ito-Yokado. IYG Holding Co. is a Delaware corporation that was formed in 1991 to acquire and hold our common stock.

Commercial Paper. We entered into an agreement with Ito-Yokado pursuant to which Ito-Yokado agreed to fully and unconditionally guarantee our commercial paper facility. As a result of this guarantee, we achieve lower interest rates and better credit ratings than would otherwise be achieved. Both the interest rates we pay on our commercial paper and our credit rating are affected by Ito-Yokado's credit rating, and a significant downgrade of Ito-Yokado's credit rating could adversely affect us. Due to Ito-Yokado's significant indirect ownership interest in our company, we expect our relationship with Ito-Yokado to continue in the future. See "Liquidity and Capital Resources—Contractual Obligation and Commercial Commitments—Financial Obligations—Long-Term Debt" and Notes 1 and 8 to the Consolidated Financial Statements.

QUIDS. Ito-Yokado and Seven-Eleven Japan hold $380 million of QUIDS from two separate transactions in 1995 ($300 million) and 1998 ($80 million). These securities can be converted into our common stock at predetermined prices. The securities bear interest at 4.5% annually and are subordinate to all existing debt. The terms and conditions of both QUIDS transactions were approved in advance by a special committee comprised of three independent members of our board of directors. In deciding whether to approve the transactions, the special committee relied, in part, on fairness opinions delivered to the committee by financial institutions who conducted extensive due diligence prior to issuing their opinions. See Note 9 to the Consolidated Financial Statements.

License Royalties. In 2001, we received over $60 million of royalties from our area license agreement with Seven-Eleven Japan. See "Management Strategy Overview—Other 2002 Business Issues—Royalty Payment Reduction" and Note 1 to the Consolidated Financial Statements.

Expansion In China. During the third quarter of 2001, we announced plans to expand the development and operation of 7-Eleven stores in the People's Republic of China through licensing arrangements. There are currently approximately 450 7-Eleven stores in Hong Kong and 75 7-Eleven stores in the south China province of Guangdong. Those stores are operated by subsidiaries of Dairy Farm International Ltd. pursuant to a licensing arrangement.

Subject to obtaining the approvals referenced below, we are evaluating the possibility of entering into a licensing arrangement for at least one additional market area in China with Seven-Eleven Japan, President Chain Store Corporation and a local Chinese participant. President Chain Store Corporation is our current licensee in Taiwan, where it operates approximately 2,925 7-Eleven stores, and Seven-Eleven Japan is our current licensee in Japan, where it operates approximately 9,000 7-Eleven stores. We have focused on the possibility of negotiating a licensing arrangement with Seven-Eleven Japan and President Chain Store Corporation because of their financial strength, business experience in China and proven ability to develop and operate 7-Eleven stores.

We have not negotiated the final terms and conditions of the proposed licensing agreement. We anticipate that the final license agreement will include the payment of a one-time licensing fee, a store development schedule and obligation and a royalty on sales at the licensed stores. Based upon the development experience of Dairy Farm in Guangdong and our own preliminary projections for the development of additional stores in China, we do not expect that the licensing of additional market areas in China will have any material impact on our royalty revenue for several years.

Because we anticipate entering into a licensing arrangement with Seven-Eleven Japan, which together with Ito-Yokado owns 72.6% of our common stock, our board of directors has appointed a special committee comprised of three independent directors to review and consider the proposed licensing arrangement for approval. Our board has authorized the special committee to retain whatever external resources are necessary to obtain objective advice regarding the proposed licensing arrangement.

Environmental

At December 31, 2001, our estimated undiscounted liability for our environmental costs related to remedial action at existing and previously operated gasoline storage sites and other operating and non-operating properties where releases of regulated substances have been detected was $31.4 million. We anticipate that substantially all of the future remediation costs for detected releases of regulated substances at remediation sites of which we are aware, as of December 31, 2001, will be incurred within the next five to six years. The estimated liability could change for several reasons, including revisions to or the creation of governmental requirements, existing remediation projects become fully defined and cost-to-closure estimates become available, and unplanned future failures of underground gasoline storage tank systems.

Under state reimbursement programs, we are eligible to be reimbursed for a portion of remediation costs previously incurred. At December 31, 2001, we had recorded a net receivable of $54.0 million for the estimated state reimbursements of which $33.3 million relates to remediation costs incurred in California. In assessing the probability of state reimbursements, we take into consideration each state's fund balance, revenue sources, existing claim backlog, historical payments and claim ranking systems. As a result of these assessments, the recorded receivable amounts, at December 31, 2001, are net of allowances of $10.8 million. The estimated future state reimbursement amounts could change as governmental requirements and state reimbursement programs continue to be revised or extended. Our estimated reimbursement amounts could change materially as remediation costs are spent and as receipts of state trust funds are recorded.

While we cannot be certain of the timing of our receipt of state reimbursement funds, based upon our experience we expect to receive the majority of state reimbursement funds within one to three years after our payment of eligible remediation expenses. This time period assumes that the state administrative procedures for processing such reimbursements have been fully developed. One exception to our assumption is California, where we estimate that we will receive reimbursement funds within one to ten years after our payment of eligible remediation expenses. As a result of the timing for reimbursements, we have present-valued the portion of the recorded receivable amount that relates to remediation activities that have already been completed at a discount rate of approximately 5.0%. Thus, in addition to the allowance set forth in the preceding paragraph, the recorded receivable amount is also net of a discount of $11.1 million.

The estimated future remediation expenditures and related state reimbursement amounts could change as governmental requirements and state reimbursement programs continue to be implemented or revised. Such revisions could have a material impact on our operations and financial position. See Notes 1 and 13 to the Consolidated Financial Statements.

In December 1988, we closed our chemical manufacturing facility in New Jersey. We are required to conduct environmental remediation at the facility, including groundwater monitoring and treatment, which commenced in 1998. We have recorded undiscounted liabilities, representing our best estimates of the cleanup costs, of $4.7 million at December 31, 2001. The estimated reserve could change as governmental requirements change. In 1991, we entered into a settlement agreement with the former owner of the facility pursuant to which the former owner agreed to pay a substantial portion of the cleanup costs. Based upon the terms of the settlement agreement and the financial resources of the former owner, we have a receivable recorded of $3.1 million at December 31, 2001. See Notes 1 and 13 to the Consolidated Financial Statements.

Franchise Agreement Renewal

As of December 31, 2001, we had approximately 3,174 franchised stores in the United States. About 40% of those franchised stores are subject to franchise agreements that are scheduled to expire on December 31, 2003. We are in the process of developing a new franchise agreement that we plan to offer to franchisees whose franchise agreements expire at that time. We do not anticipate that the terms of the new agreement will have a material impact on our franchisees or the company.

Recently Issued Accounting Standards

SFAS No. 141, "Business Combinations," issued in July 2001, addresses financial accounting and reporting for business combinations. This statement requires that all business combinations initiated after June 30, 2001, be accounted for using the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. We adopted the provisions of this statement effective July 1, 2001, and we did not experience any financial accounting impact associated with our adoption of this statement.

SFAS No. 142, "Goodwill and Other Intangible Assets," also issued in July 2001, addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption. In certain circumstances, an ongoing annual impairment test is required. We estimate the annual impact of our not amortizing goodwill and indefinite-life license royalty intangibles will be a $19 million decrease in our amortization expense. No material changes to the carrying amounts of our goodwill and other intangible assets are anticipated as a result of adopting SFAS No. 142. We will adopt the provisions of SFAS No. 142 effective January 1, 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," issued in August 2001, establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset. SFAS No. 143 will impact our accounting for underground storage tank removal costs. We will adopt the provisions of SFAS No. 143 effective January 1, 2002, which will result in a one-time, cumulative effect, after-tax charge of approximately $29 million and reduce our 2002 earnings before cumulative effect charge by approximately $2 million. We intend to record the cumulative charge in the first quarter of 2002.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," issued in October 2001, provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of, and this statement also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. We anticipate that the provisions of this statement, which we will adopt effective January 1, 2002, will not have a material effect on our financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The following discussion summarizes the financial and derivative instruments we held as of December 31, 2001. These instruments are sensitive to changes in interest rates, foreign exchange rates and equity prices. We use interest-rate swaps to manage the primary market exposures associated with underlying liabilities and anticipated transactions. We use these instruments to reduce risk by essentially creating offsetting market exposures. In addition, our two yen-denominated loans effectively serve as an economic hedge of our exposure to yen-dollar currency fluctuations resulting from our significant yen-based royalty from Seven-Eleven Japan. We do not leverage the instruments we hold, and we hold the instruments for purposes other than trading. In the normal course of business, we also face risks that are either non-financial or non-quantifiable, such as country risk, credit risk and legal risk, and we have not addressed these risks in this discussion.

Interest-Rate Risk Management

The table below presents descriptions of the floating-rate financial instruments and interest-rate-derivative instruments we held at December 31, 2001. We entered into interest-rate swaps to achieve the levels of variable and fixed-rate debt approved by senior management. Under the interest-rate swaps, we agreed with other parties to exchange the difference between fixed-rate and floating-rate interest amounts on a quarterly basis.

The table below presents the principal cash flows by maturity date for our floating-rate debt and the related estimated average interest rate. For the interest-rate swaps, the table presents the notional amounts outstanding and expected interest rates that exist by contractual dates. We used the notional amount to calculate the contractual payments to be exchanged under the contract, and we estimated the variable rates based upon implied forward rates in the yield curve as of December 31, 2001.

(Dollars in millions)	2002	2003	2004	2005	2006	Thereafter	Total	Fair Value
Floating-Rate Financial Instrument:								
Commercial paper*	$ 72	$ —	$ —	$ —	$ —	$ 400	$ 472	$ 472
Average interest rate	2.4%	4.7%	5.7%	6.1%	6.3%	6.3%	5.7%	
Interest-Rate Derivatives:								
Notional amount	$ 250	$ 250	$ 250	$ —	$ —	$ —	$ 250	$ (14)
Average pay rate	6.1%	6.1%	6.1%	0.0%	0.0%	0.0%	6.1%	
Average receive rate	2.5%	4.7%	5.7%	0.0%	0.0%	0.0%	3.8%	

*See "Liquidity and Capital Resources—Contractual Obligations and Commercial Commitments—Long-Term Debt."

The negative $14 million fair value of the interest-rate swap represents an estimate of the amount we would pay if we had chosen to terminate the swap as of December 31, 2001. (See Note 10 to the Consolidated Financial Statements.) As of December 31, 2001, approximately 33% of our debt contained floating rates that will be impacted by changes in interest rates. We have effectively eliminated 52% of our exposure to variable rates in a rising-rate environment through the interest-rate swap agreement. The weighted-average interest rate for such debt, including the impact of the interest-rate swap agreement, was 5.2% for the year ended December 31, 2001, as compared to 6.2% for the year ended December 31, 2000.

Foreign-Exchange Risk Management

Approximately $81 million of our royalty income in 2001 was impacted by fluctuating exchange rates, including approximately $61 million from Seven-Eleven Japan. Although SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," nullified the hedge accounting treatment we were applying to the Seven-Eleven Japan royalty and our yen-denominated loans, we continue to have an economic hedge by using the Seven-Eleven Japan royalty receipts to make principal and interest payments on our yen-denominated loans. Since January 1, 2001, we have adjusted the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resulting foreign currency exchange gain or loss is recognized in earnings. Based upon our yen-denominated debt balance as of December 31, 2001, a one-point increase or decrease in the Japanese yen to U.S. dollar exchange rate would result in an increase or decrease in pretax earnings of approximately $1 million. See "Critical Accounting Policies and Estimates—Yen Loans" and Notes 1 and 8 to the Consolidated Financial Statements.

In addition, we are exposed to fluctuating exchange rates on the portion of our royalties earned in foreign currencies that are not attributable to our license agreement with Seven-Eleven Japan, but we do not believe future risk is material based upon current estimates. We also have several wholly or partially owned foreign subsidiaries and are susceptible to exchange-rate risk on earnings from these subsidiaries; based upon current estimates, however, we do not consider future foreign-exchange risk to be material.

Equity-Price Risk Management

We hold equity securities of other companies. We classify these securities as available for sale and carry them on our consolidated balance sheet at fair value. At December 31, 2001, we held 80,800 shares of Affiliated Computer Services, Inc. common stock (the "ACS shares"), which had no cost basis but had a fair value of $8.6 million. We obtained the ACS shares in 1988 as part of our mainframe data processing contract with ACS. At that time, ACS was a privately held start-up company. Accordingly, the stock was valued with no cost.

Changes in fair value are recognized as other comprehensive earnings, net of tax, as a separate component of shareholders' equity.

Consolidated Balance Sheets

(Dollars in thousands, except per-share data)	December 31 2000	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 133,178	$ 125,599
Accounts receivable	187,510	223,434
Inventories	106,869	114,529
Other current assets	112,795	153,695
Total current assets	540,352	617,257
Property and equipment	1,926,795	2,028,338
Other assets	275,141	257,234
Total assets	$ 2,742,288	$ 2,902,829
Liabilities and Shareholders' Equity		
Current liabilities:		
Trade accounts payable	$ 231,384	$ 225,723
Accrued expenses and other liabilities	445,769	415,269
Commercial paper	—	71,635
Long-term debt due within one year	76,156	79,073
Total current liabilities	753,309	791,700
Deferred credits and other liabilities	265,551	294,747
Long-term debt	1,261,322	1,283,907
Convertible quarterly income debt securities	380,000	380,000
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $.01 par value; 5,000,000 shares authorized; *no shares issued and outstanding*	—	—
Common stock, $.0001 par value; 1,000,000,000 shares authorized; 104,767,679 and 104,809,265 shares issued and outstanding	10	10
Additional capital	1,166,225	1,166,624
Accumulated deficit	(1,086,604)	(1,002,884)
Accumulated other comprehensive earnings (loss)	2,475	(11,275)
Total shareholders' equity	82,106	152,475
Total liabilities and shareholders' equity	$ 2,742,288	$ 2,902,829

See Notes to Consolidated Financial Statements.

Consolidated Statements of Earnings

(Dollars in thousands, except per-share data)	Years Ended December 31 1999	2000	2001
Revenues:			
Merchandise sales (including $527,422, $602,412 and $630,310 in excise taxes)	$ 6,216,133	$ 6,632,211	$ 7,019,465
Gasoline sales (including $625,893, $662,751 and $730,094 in excise taxes)	2,035,557	2,713,770	2,762,340
Net sales	8,251,690	9,345,981	9,781,805
Other income	97,853	105,066	112,263
Total revenues	8,349,543	9,451,047	9,894,068
Costs and Expenses:			
Merchandise cost of goods sold	4,073,743	4,327,594	4,619,768
Gasoline cost of goods sold	1,812,115	2,474,844	2,499,856
Total cost of goods sold	5,885,858	6,802,438	7,119,624
Franchisee gross profit expense	612,233	667,311	706,605
Operating, selling, general and administrative expenses	1,621,881	1,748,277	1,851,758
Interest expense, net	102,232	79,302	62,693
Total costs and expenses	8,222,204	9,297,328	9,740,680
Earnings Before Income Tax Expense, Extraordinary Gain and Cumulative Effect of Accounting Change	127,339	153,719	153,388
Income Tax Expense	48,516	47,191	59,821
Earnings Before Extraordinary Gain and Cumulative Effect of Accounting Change	78,823	106,528	93,567
Extraordinary Gain on Debt Redemption (net of tax effect of $2,743 and $1,128)	4,290	1,764	—
Cumulative Effect of Accounting Change (net of tax benefit of $6,295)	—	—	(9,847)
Net Earnings	$ 83,113	$ 108,292	$ 83,720
Net Earnings Per Common Share:			
Basic			
Earnings before extraordinary gain and cumulative effect of accounting change	$ .96	$ 1.06	$ .89
Extraordinary gain	.05	.02	—
Cumulative effect of accounting change	—	—	(.09)
Net earnings	$ 1.01	$ 1.08	$ .80
Diluted			
Earnings before extraordinary gain and cumulative effect of accounting change	$ .87	$ .97	$ .83
Extraordinary gain	.04	.01	—
Cumulative effect of accounting change	—	—	(.08)
Net earnings	$ .91	$ .98	$ .75

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity (Deficit)

	Common Stock				Accumulated Other Comprehensive Earnings (Loss)		
(Dollars and shares in thousands)	Shares	Par Value	Additional Capital	Accumulated Earnings (Deficit)	Unrealized Gains (Losses)	Foreign Currency Translation	Shareholders' Equity (Deficit)
Balance at December 31, 1998	409,923	$ 41	$ 625,574	$(1,278,009)	$ 16,456	$ (6,273)	$ (642,211)
Net earnings				83,113			83,113
Other comprehensive earnings (loss):							
Unrealized loss on equity securities (net of ($447) deferred taxes)					(698)		(698)
Reclassification adjustments for gains included in net earnings (net of $2,946 deferred taxes)					(4,607)		(4,607)
Foreign currency translation						4,674	4,674
Total other comprehensive loss							(631)
Comprehensive earnings							82,482
Issuance of stock	76		154				154
Reverse stock split	(327,999)	(33)	33				—
Balance at December 31, 1999	82,000	8	625,761	(1,194,896)	11,151	(1,599)	(559,575)
Net earnings				108,292			108,292
Other comprehensive earnings (loss):							
Unrealized gain on equity securities (net of $568 deferred taxes)					888		888
Reclassification adjustments for gains included in net earnings (net of $3,140 deferred taxes)					(4,912)		(4,912)
Foreign currency translation						(3,053)	(3,053)
Total other comprehensive loss							(7,077)
Comprehensive earnings							101,215
Issuance of stock	22,768	2	540,464				540,466
Balance at December 31, 2000	104,768	10	1,166,225	(1,086,604)	7,127	(4,652)	82,106
Net earnings				83,720			83,720
Other comprehensive earnings (loss):							
Unrealized gain on equity securities (net of $2,126 deferred taxes)					3,325		3,325
Reclassification adjustments for gains included in net earnings (net of $3,338 deferred taxes)					(5,221)		(5,221)
Unrealized loss related to interest rate swap (net of ($5,478) deferred taxes)					(7,684)		(7,684)
Cumulative effect of accounting change (net of $784 deferred taxes)					702		702
Foreign currency translation						(4,872)	(4,872)
Total other comprehensive loss							(13,750)
Comprehensive earnings							69,970
Issuance of stock	41	—	399				399
Balance at December 31, 2001	104,809	$ 10	$ 1,166,624	$(1,002,884)	$ (1,751)	$ (9,524)	$ 152,475

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	1999	Years Ended December 31 2000	2001
Cash Flows from Operating Activities			
Net earnings	$ 83,113	$ 108,292	$ 83,720
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Extraordinary gain on debt redemption	(4,290)	(1,764)	—
Cumulative effect of accounting change	—	—	9,847
Depreciation and amortization of property and equipment	185,495	219,223	246,782
Other amortization	19,968	20,051	20,117
Deferred income taxes	32,476	28,507	28,141
Noncash interest expense	1,466	1,363	1,246
Foreign currency net conversion loss (gain)	716	1,116	(13,992)
Other noncash income	(4,815)	(3,931)	(1,013)
Net loss on property and equipment	7,955	3,426	12,208
Increase in accounts receivable	(36,724)	(13,730)	(39,607)
(Increase) decrease in inventories	(33,005)	27,651	(7,660)
Decrease (increase) in other assets	3,925	(18)	(47,309)
Increase (decrease) in trade accounts payable and other liabilities	25,595	62,298	(14,245)
Net cash provided by operating activities	281,875	452,484	278,235
Cash Flows from Investing Activities			
Payments for purchase of property and equipment	(428,837)	(300,370)	(356,902)
Proceeds from sale of property and equipment	63,861	76,874	11,154
Proceeds from sale of domestic securities	7,522	8,016	8,537
Restricted cash	—	—	(19,585)
Other	7,219	(13,942)	(593)
Net cash used in investing activities	(350,235)	(229,422)	(357,389)
Cash Flows from Financing Activities			
Proceeds from commercial paper and revolving credit facilities	4,872,273	4,269,051	4,405,780
Payments under commercial paper and revolving credit facilities	(4,661,427)	(4,752,613)	(4,328,475)
Proceeds from issuance of long-term debt	—	—	76,602
Principal payments under long-term debt agreements	(147,392)	(240,323)	(76,812)
(Decrease) increase in outstanding checks in excess of cash in bank	(4,600)	17,497	(3,410)
Net proceeds from issuance of common stock	—	539,690	223
Other	(750)	(45)	(2,333)
Net cash provided by (used in) financing activities	58,104	(166,743)	71,575
Net (Decrease) Increase in Cash and Cash Equivalents	(10,256)	56,319	(7,579)
Cash and Cash Equivalents at Beginning of Year	87,115	76,859	133,178
Cash and Cash Equivalents at End of Year	$ 76,859	$ 133,178	$ 125,599
Related Disclosures for Cash Flow Reporting			
Interest paid, excluding SFAS No. 15 Interest	$ (117,669)	$ (95,785)	$ (73,236)
Net income taxes paid	$ (16,181)	$ (31,342)	$ (36,503)
Assets obtained by entering into capital leases	$ 40,638	$ 26,759	$ 22,480
1998 Yen loan principal and interest payments from restricted cash	$ —	$ —	$ (10,603)

See Notes to Consolidated Financial Statements.

NOTE 1: *Accounting Policies*

Principles of Consolidation – 7-Eleven, Inc. and its subsidiaries ("the Company") is owned 72.6% by IYG Holding Company (see Note 14), which is jointly owned by Ito-Yokado Co., Ltd. ("IY") and Seven-Eleven Japan Co., Ltd. ("SEJ"). SEJ is a majority-owned subsidiary of IY. The Company operates more than 5,800 7-Eleven and other convenience stores in the United States and Canada. Area licensees, or their franchisees, and affiliates operate approximately 16,800 additional 7-Eleven convenience stores in certain areas of the United States, in 15 foreign countries and in the U.S. territories of Guam and Puerto Rico.

The consolidated financial statements include the accounts of 7-Eleven, Inc. and its subsidiaries. Intercompany transactions and account balances are eliminated. Certain prior-year amounts have been reclassified to conform to the current-year presentation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Such estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. The results of these estimates form the basis of the Company's judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Merchandise sales and cost of goods sold of stores operated by franchisees are consolidated with the results of Company-operated stores. Merchandise sales of stores operated by franchisees are $3.39 billion, $3.68 billion and $3.94 billion from 3,008, 3,118 and 3,174 stores for the years ended December 31, 1999, 2000 and 2001, respectively.

The gross profit of franchise stores is split between the Company and its franchisees. The franchisees' share of the gross profit of franchise stores generally approximates 48% of the merchandise gross profit of the store and is presented as franchisee gross profit expense in the accompanying Consolidated Statements of Earnings. The Company's share of the gross profit of franchise stores is its continuing franchise fee, generally approximating 52% of the merchandise gross profit of the store, which is charged to the franchisee for the license to use the 7-Eleven operating system and trademarks, for the lease and use of the store premises and equipment, and for continuing services provided by the Company. These services include merchandising, advertising, recordkeeping, store audits, contractual indemnification, business counseling services and preparation of financial summaries. The Company also provides financing of the franchisee store inventory and other operating items (see Notes 2 and 6), which are collateralized by the store inventory.

In addition, franchisees receive the greater of one cent per gallon sold or 25% of gasoline gross profit as compensation for measuring and reporting deliveries of gasoline, conducting pricing surveys of competitors, changing the price displays and cleaning the service areas.

Sales by stores operated under domestic and foreign area license agreements are not included in consolidated revenues. All fees or royalties arising from such agreements are included in other income. Initial fees, which have been immaterial, are recognized when the services required under the agreements are performed.

Operating Segment – The Company operates in a single operating segment – the operating, franchising and licensing of convenience food stores, primarily under the 7-Eleven name.

The Company does not rely on any major customers as a source of revenue. Excluding area license royalties, which are included in other income as stated above, the Company's operations are concentrated in the United States and Canada. Approximately 8% of the Company's net sales for the years ended December 31, 1999, 2000 and 2001 are from Canadian operations, and approximately 5% of the Company's long-lived assets for the years ended December 31, 2000 and 2001 are located in Canada.

Revenues – Revenues from the Company's two major product categories, merchandise and gasoline, are recognized at the point of sale. Based upon the total dollar volume of store purchases, management estimates that the percentages of its convenience store merchandise sales by principal product category for the last three years were as follows:

PRODUCT CATEGORIES

	Years Ended December 31		
	1999	2000	2001
Tobacco Products	25.8%	26.4%	26.6%
Beverages	22.9%	22.5%	22.5%
Beer/Wine	10.8%	10.9%	11.1%
Non-Foods	8.4%	8.1%	7.8%
Candy/Snacks	9.4%	9.4%	9.1%
Food Service (includes Fresh Foods)	5.9%	5.7%	5.4%
Dairy Products	5.0%	4.8%	4.7%
Baked Goods (includes Fresh Bakery)	3.9%	3.8%	3.7%
Prepaid Products	2.3%	3.0%	3.8%
Other	2.7%	2.6%	2.6%
Total Product Sales	97.1%	97.2%	97.3%
Services	2.9%	2.8%	2.7%
Total Merchandise Sales	100.0%	100.0%	100.0%

Services include lottery, ATM and money order service fees/commissions for which there are little, if any, costs included in merchandise cost of goods sold.

Proceeds received in advance of satisfying revenue recognition criteria are deferred. These funds are recognized as revenue when earned by sales of related products, installation of equipment or the passage of time, all as specified by the substance of the applicable agreement.

In 2001, the Company received $21.1 million in placement fees from strategic partners in connection with its new proprietary self-service financial and e-commerce kiosks, Vcom. In 2001, the Company recognized $7.0 million of such fees as an offset to the cost associated with the Vcom pilot in Operating, Selling, General and Administrative ("OSG&A") expense and $927,000 in other income. As of December 31, 2001, the remaining $13.2 million of fees received has not been recognized in earnings and is included in deferred credits and other liabilities in the accompanying Consolidated Balance Sheet. With the exception of fees associated with pilot phase funding, which are amortized over the term of the pilot period, the Company will amortize substantially all placement fee income over the term of the applicable agreement.

Other Income – Other income is primarily area license royalties and franchise fee income. The area license royalties include amounts from area license agreements with SEJ of approximately $56 million, $58 million and $61 million for the years ended December 31, 1999, 2000 and 2001, respectively. Beginning in August 2002, royalty payments from SEJ will be reduced by approximately 70% in accordance with the terms of the license agreement.

The present franchise agreements typically have a ten-year term, and initial franchise fees are generally calculated based on gross profit experience for the store or market area. These fees cover certain costs including training, an allowance for lodging for the trainees and other costs relating to the franchising of the store. The Company defers the recognition of these fees until its obligations under the agreement are completed and a 90-day franchisee termination period has passed. Franchisee fees recognized in earnings were $14.0 million, $16.4 million and $18.3 million for the years ended December 31, 1999, 2000 and 2001, respectively.

The Company has a program in place to finance the franchise fee for a qualifying franchisee. As of December 31, 2000 and 2001, the Company had $14.5 million and $15.1 million of outstanding notes receivable from franchisees, of which $3.5 million and $4.0 million were classified as current for the respective years (see Notes 2 and 6).

Operating, Selling, General and Administrative Expenses – Store labor, occupancy expense and corporate expenses are the primary components of OSG&A. Advertising costs, also included in OSG&A, generally are charged to expense as incurred and were $39.4 million, $34.4 million and $32.9 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Interest Expense – Interest expense is net of interest income and capitalized interest. Interest income was

$11.2 million, $13.3 million and $13.4 million, and capitalized interest was $5.0 million, $2.6 million and $4.2 million for the years ended December 31, 1999, 2000 and 2001, respectively.

Income Taxes – Income taxes are determined using the liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets include tax carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash and Cash Equivalents – The Company considers all highly liquid investment instruments purchased with maturities of three months or less to be cash equivalents. Cash and cash equivalents include temporary cash investments of $37.7 million and $33.3 million at December 31, 2000 and 2001, respectively, stated at cost, which approximates market.

The Company utilizes a cash management system under which a book cash overdraft exists for the Company's primary disbursement accounts. These overdrafts represent uncleared checks in excess of cash balances in bank accounts at the end of the reporting period. The Company transfers cash on an as-needed basis to fund clearing checks (see Note 7).

Inventories – Inventories are stated at the lower of cost or market. Cost is generally determined by the LIFO method for company-operated stores in the United States and by the FIFO method for stores in Canada.

Depreciation and Amortization – Depreciation of property and equipment is based on the estimated useful lives of these assets using the straight-line method. Acquisition and development costs for significant business systems and related software for internal use are capitalized and are depreciated or amortized on a straight-line basis. Amortization of capital lease assets, leasehold improvements and favorable leaseholds is based on the remaining terms of the leases or the estimated useful lives, whichever is shorter.

The following table summarizes the years over which significant assets are generally depreciated or amortized:

	Years
Buildings	25
Leasehold improvements	3 to 20
Equipment	3 to 10
Software and other intangibles	3 to 7
License royalties and goodwill	20 to 40

Foreign and domestic area license royalty intangibles were recorded in 1987 at the fair value of future royalty payments and are being amortized over 20 years using the straight-line method. The 20-year life is less than the estimated lives of the various royalty agreements, all of which are perpetual (see Note 18).

Store Closings and Asset Impairment – The Company writes down property and equipment of stores it is closing to estimated net realizable value at the time that management commits to a plan to close such stores. If the stores are leased, the Company will also accrue for related future estimated rent and other expenses if the expenses are expected to exceed estimated sublease rental income. The Company bases the estimated net realizable value of property and equipment on its experience in utilizing and/or disposing of similar assets and on estimates provided by its own and/or third-party real estate experts. The Company also uses its experience in subleasing similar property to estimate future sublease income.

The Company's long-lived assets, including goodwill, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate that the carrying value may not be recoverable (see Note 18).

In 2001, the Company recorded an asset impairment charge of $5.3 million related to the planned closing in 2002 of 115 to 120 under-performing stores (see Note 19).

Insurance – The Company has third-party insurance with predetermined deductibles that cover certain insurable risks. The Company's share of losses for its workers' compensation and general liability losses are recorded based on independent actuarial estimates of the aggregate liabilities for claims incurred.

Environmental – The Company accrues for the estimated future costs related to remediation activities at existing and previously operated gasoline storage sites and other operating and nonoperating properties where releases of regulated substances have been detected. Estimates of the anticipated future costs for remediation activities at such sites are based upon the Company's prior experience with remediation sites and consideration of factors such as the condition of the site contamination, location of tank sites and experience with contractors that perform environmental assessment and remediation work. The reserve is determined on a site-by-site basis, and a liability is recorded for remediation activities when it is probable that corrective action will be taken and the cost of the remediation activities can be reasonably estimated.

A portion of the environmental expenditures incurred for remediation activities is eligible for reimbursement under state trust funds and reimbursement programs. A receivable is recorded for estimated probable refunds when the related liability is recorded. The amount of the receivable is based upon the Company's historical collection experience with the specific state fund (or other state funds), the financial status of the state fund and the Company's priority ranking for reimbursement from the state fund. The receivable is discounted if the amount relates to remediation activities that have already been completed (see Note 13).

NOTE 2: *Accounts Receivable*

(Dollars in thousands)	December 31 2000	2001
Trade accounts receivable	$ 92,149	$ 122,873
Franchisee accounts and notes receivable	70,433	73,257
Environmental cost reimbursements – see Note 13	8,651	7,836
SEJ royalty receivable	4,649	4,551
Federal income tax receivable	13,624	14,933
Other accounts receivable	4,945	5,007
	194,451	228,457
Allowance for doubtful accounts	(6,941)	(5,023)
	$ 187,510	$ 223,434

NOTE 3: *Inventories*

(Dollars in thousands)	December 31 2000	2001
Merchandise	$ 78,415	$ 77,988
Gasoline	28,454	36,541
	$ 106,869	$ 114,529

Inventories stated on the LIFO basis that are included in inventories in the accompanying Consolidated Balance Sheets were $52.5 million and $50.4 million for merchandise and $21.7 million and $31.0 million for gasoline at December 31, 2000 and 2001, respectively. These amounts are less than replacement cost by $37.8 million and $38.4 million for merchandise and $11.1 million and $3.0 million for gasoline at December 31, 2000 and 2001, respectively.

For the years ended December 31, 1999, 2000 and 2001, certain inventory quantities were reduced resulting in a liquidation of LIFO inventory layers recorded at costs that were lower than the costs of current purchases. The effect of this reduction was a decrease in cost of goods sold of $628,000, $5.8 million and $2.6 million, respectively.

NOTE 4: *Other Current Assets*

(Dollars in thousands)	December 31 2000	2001
Prepaid expenses	$ 33,397	$ 65,567
Deferred tax assets – see Note 16	50,314	43,319
Advances for lottery and other tickets	28,173	29,754
Restricted cash – see Note 8	--	8,277
Other	911	6,778
	$ 112,795	$ 153,695

NOTE 5: *Property and Equipment*

(Dollars in thousands)	December 31 2000	2001
Cost		
Land	$ 497,300	$ 503,645
Buildings	426,133	441,205
Leasehold improvements	1,272,422	1,361,979
Equipment	1,123,122	1,231,722
Software	277,698	303,884
Construction in process	56,833	72,256
	3,653,508	3,914,691
Accumulated depreciation and amortization (includes $78,523 and $105,749 related to software)	(1,726,713)	(1,886,353)
	$ 1,926,795	$ 2,028,338

NOTE 6: *Other Assets*

(Dollars in thousands)	December 31 2000	2001
SEJ license royalty intangible (net of accumulated amortization of $213,065 and $229,080)	$ 105,435	$ 89,420
Other license royalty intangibles (net of accumulated amortization of $37,931 and $40,768)	18,673	15,836
Environmental cost reimbursements – see Note 13	45,433	49,257
Goodwill (net of accumulated amortization of $1,920 and $2,755) – see Note 18	29,205	29,086
Investments in available-for-sale domestic securities (no cost basis)	11,717	8,609
Restricted cash	15,885	15,370
Franchisee notes receivable	11,021	11,143
Other	37,772	38,513
	$ 275,141	$ 257,234

NOTE 7: *Accrued Expenses and Other Liabilities*

(Dollars in thousands)	December 31 2000	2001
Insurance	$ 30,043	$ 24,175
Compensation	57,295	58,178
Taxes	56,502	52,953
Lotto, lottery and other tickets	43,511	50,254
Other accounts payable	39,730	49,659
Environmental costs – see Note 13	18,953	17,119
Profit sharing – see Note 12	19,105	18,351
Interest	10,746	5,745
Book overdrafts payable – see Note 1	73,132	69,721
Other current liabilities	96,752	69,114
	$ 445,769	$ 415,269

NOTE 8: *Debt*

(Dollars in thousands)	December 31 2000	2001
Revolving Credit Facility	$ —	$ —
Commercial paper	395,554	471,635
5% First Priority Senior Subordinated Debentures due 2003	275,187	263,222
4½% Second Priority Senior Subordinated Debentures (Series A) due 2004	128,935	123,922
4% Second Priority Senior Subordinated Debentures (Series B) due 2004	21,108	20,368
Yen Loans	127,237	168,983
7½% Cityplace Term Loan due 2005	225,509	220,068
Capital lease obligations	161,619	163,487
Other	2,329	2,930
	1,337,478	1,434,615
Less: Current portion of commercial paper	--	71,635
Long-term debt due within one year	76,156	79,073
	$ 1,261,322	$ 1,283,907

Revolving Credit Facility – As of January 25, 2001, the Company is obligated to a group of lenders under a $200 million unsecured revolving credit agreement ("Credit Agreement"). The Credit Agreement includes a sublimit of $150 million for letters of credit. The revolving credit facility expires January 2006. At December 31, 2001, outstanding letters of credit under the facility totaled $67.0 million, which reduced available funds under the revolver to $133.0 million.

Interest on the borrowings under the revolving credit facility is generally payable quarterly and is based on a variable rate equal to the administrative agent bank's base rate (4.75% at December 31, 2001) or, at the Company's option, at a rate equal to a reserve-adjusted Eurodollar rate plus a margin determined by the Company's credit ratings for senior long-term indebtedness. At December 31, 2001, the one-month Eurodollar rate was 1.85% and the applicable margin was 0.475%.

A facility fee of 0.15% per year is charged on the aggregate amount of the revolving credit facility. In addition, if the average outstanding balance of the facility is greater than or equal to two-thirds of the available borrowings under the facility, a utilization fee is charged on the average outstanding principal amount of loans and the undrawn face amount of the letters of credit. The utilization fee is also tied to the Company's senior long-term indebtedness as described above and was 0.375% as of December 31, 2001. All fees are paid quarterly.

The Credit Agreement contains various financial and operating covenants which require, among other things, the maintenance of certain financial ratios including interest and rent coverage and consolidated total indebtedness to earnings before interest, income taxes, depreciation and amortization. The Credit Agreement also contains various covenants which, among other things (a) limit the Company's ability to incur or guarantee indebtedness or other liabilities other than under the Credit Agreement; (b) limit the Company's ability to engage in asset sales and sale/leaseback transactions; (c) limit the types of investments the Company can make; and (d) limit the Company's ability to pay cash dividends or redeem or prepay principal and interest on any subordinated debt.

Commercial Paper – The availability of borrowings under the Company's commercial paper facility is $650 million. At December 31, 2000 and 2001, $395.6 million and $400.0 million of the respective $395.6 million and $471.6 million outstanding principal amounts, net of discount, was classified as long-term debt since the Company intends to maintain at least these amounts outstanding during the next year. Such debt is unsecured and is fully and unconditionally guaranteed by IY. IY has agreed to continue its guarantee of all commercial paper issued through 2003. While it is not anticipated that IY would be required to perform under its commercial paper guarantee, in the event IY makes any payments under the guarantee, the Company and IY have entered into an agreement by which the Company is required to reimburse IY subject to certain restrictions in the Credit Agreement. The restrictions principally specify that no reimbursements can be made until one year after repayment in full of amounts outstanding under the Credit Agreement. The weighted-average interest rate was 6.6% and 2.0% on commercial paper borrowings outstanding at December 31, 2000 and 2001, respectively.

Debentures – The Debentures are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructuring," and were recorded at an amount equal to the future undiscounted cash payments, both principal and interest ("SFAS No. 15 Interest"). Accordingly, no interest expense will be recognized over the life of these securities, and cash interest payments will be charged against the recorded amount of such securities. Interest on all of the Debentures is payable in cash semiannually on June 15 and December 15 of each year.

The 5% First Priority Senior Subordinated Debentures, due December 15, 2003 ("5% Debentures"), had an outstanding principal balance of $239.3 million at December 31, 2001, and are redeemable at any time at the Company's option at 100% of the principal amount.

The Second Priority Senior Subordinated Debentures are redeemable at any time at the Company's option at 100% of the principal amount and are described as follows:

- 4½% Series A Debentures, due June 15, 2004 ("4½% Debentures"), had an outstanding principal balance of $111.4 million at December 31, 2001.
- 4% Series B Debentures, due June 15, 2004 ("4% Debentures"), had an outstanding principal balance of $18.5 million at December 31, 2001.

In 1999, the Company purchased $15 million principal amount of its 5% Debentures and $4.4 million principal amount of its 4½% Debentures with a portion of the proceeds of the Convertible Quarterly Income Debt Securities due 2013 ("1998 QUIDS") (see Note 9). These partial purchases resulted in an extraordinary gain of $4.3 million (net of current tax effect of $2.7 million) as a result of the discounted purchase price and the inclusion of SFAS No. 15 Interest in the carrying amount of the debt.

The Debentures contain certain covenants that, among other things (a) limit the payment of dividends and certain other restricted payments by both the Company and its subsidiaries; (b) require the purchase by the Company of the Debentures at the option of the holder upon a change of control; (c) limit additional indebtedness; (d) limit future exchange offers; (e) limit the repayment of subordinated indebtedness; (f) require board approval of certain asset sales; (g) limit transactions with certain stockholders and affiliates; and (h) limit consolidations, mergers and the conveyance of all or substantially all of the Company's assets.

The First and Second Priority Senior Subordinated Debentures are subordinate to the borrowings outstanding under the Credit Agreement and to outstanding mortgages and notes that are either backed by specific collateral or are general unsecured, unsubordinated obligations. The Second Priority Debentures are subordinate to the First Priority Debentures.

Yen Loans – The Company has monetized its future royalty payments from SEJ, its area licensee in Japan, through fixed-rate yen-denominated loans that are non-recourse to the Company as to principal and interest. These loans, which are referred to as the "1988 Yen Loan," the "1998 Yen Loan" and the "2001 Yen Loan," are collateralized by the Japanese trademarks and a pledge of the future area license royalty payments from SEJ. The 1988 Yen Loan was repaid in August 2001.

As of December 31, 2001, the principal balance on the 1998 Yen Loan was 12.3 billion yen or $93.0 million at the exchange rate in effect on that date (131.67). The 1998 Yen Loan has an interest rate of 2.3% and, beginning October 2001, principal and interest are paid semiannually from the SEJ area license royalty income. Based on current royalty income projections, the final payment will be made in 2006.

Proceeds from the 2001 Yen Loan, which was funded on December 27, 2001, were 10 billion yen or $76.6 million. The principal balance on the 2001 Yen Loan at December 31, 2001, was $75.9 million at the exchange rate in effect on that date (131.67). The 2001 Yen Loan has an interest rate of 1.8%, and principal and interest are payable from the SEJ area license royalty income. Semiannual principal payments commence April 2007. Commencing in October 2002, interest is paid semiannually in accordance with the loan agreement. Interest expense exceeds interest paid until commencement of principal payments in 2007, at which time interest paid will exceed interest expense. Based on current royalty income projections, the final payment will be made in 2011.

The 1998 Yen Loan and the 2001 Yen Loan were funded by entities formed by the lenders. The Company has no management control or equity interest in these entities. The Company's obligation to the entities is known (e.g., principal and interest payments as defined in the loan agreements), and the Company has no contingent obligations. The entities enable lenders to convert a portion of the Company's fixed-rate debt to variable-rate debt and to receive interest payments on a current basis.

The SEJ area license royalty is remitted monthly into a yen-denominated account for the benefit of the Company. Principal and interest payments are made from this account semiannually in accordance with the loan agreements. After the semiannual principal and interest payments are made from this account, any excess amount, as defined by the loan agreements, is released to the Company for general-purpose use. The account held 1.09 billion yen or $8.3 million at December 31, 2001 (see Note 4).

By using its SEJ royalty receipts to service the monthly principal and interest payments on the yen loans, the Company has an economic hedge against fluctuations in the Japanese yen to U.S. dollar exchange rate. As a result of this hedge, the 1988 and 1998 yen loans and related interest expense and payable have been recorded in the Company's consolidated financial statements as of December 31, 2000, utilizing the Japanese yen to U.S. dollar exchange rates in effect at the date of the borrowings (125.35 for the 1988 Yen Loan and 129.53 for the 1998 Yen Loan). Additionally, the SEJ royalty for the years ended December 31, 1999 and 2000, has been recorded at the 125.35 exchange rate as it has been utilized to service the 1988 Yen Loan.

Although SFAS No. 133 nullified the hedge accounting treatment the Company was applying to the SEJ royalty and yen loans, the Company's economic hedge against changes in the Japanese yen to U.S. dollar exchange rate remains in place. Upon adoption of SFAS No. 133 on January 1, 2001, the Company adjusted the outstanding yen loans, related interest payable and the SEJ royalty receivable to reflect the Japanese yen to U.S. dollar exchange rate quoted for January 1, 2001 (114.35). As a result, the Company increased the yen loans, related interest payable and SEJ royalty receivable by $16.1 million, with an offsetting charge of $9.8 million (net of deferred taxes of $6.3 million) to Cumulative Effect of Accounting Change in the Consolidated Statements of Earnings.

The Company adjusts the balance of the yen loans at each reporting date to reflect the current Japanese yen to U.S. dollar exchange rate, and the resultant foreign currency exchange gain or loss is recognized in earnings. In addition, the Company records the SEJ royalty and interest expense on the yen loans at the average Japanese yen to U.S. dollar exchange rate for the respective periods.

The Company recorded $15.9 million of net conversion gain in OSG&A from the adjustment of the yen loans to the Japanese yen to U.S. dollar exchange rate for the year ended December 31, 2001.

Cityplace Term Loan – Cityplace Center East Corporation ("CCEC"), a subsidiary of the Company, constructed the headquarters tower, parking garages and related facilities of the Cityplace Center development and is currently obligated to The Sanwa Bank, Limited, New York Branch ("Sanwa"), which has a lien on the property financed. The debt with Sanwa has monthly payments of principal and interest based on a 25-year amortization at 7.5%, with the remaining principal of $199.3 million due on March 1, 2005 (the "Cityplace Term Loan"). In December 2000, the Company purchased and retired approximately $36.1 million of the outstanding principal for $33.2 million, resulting in an extraordinary gain of $1.8 million (net of current tax effect of $1.1 million).

The Company leases the building from CCEC, occupying part of the building as its corporate headquarters and subleasing the balance to third parties. CCEC pays to Sanwa an amount that is equal to the Company's rental payments on the property. Upon sale or refinancing of the building, CCEC will pay to Sanwa 60% of the proceeds less $275 million and permitted costs.

Maturities – Long-term debt maturities assume the continuance of the commercial paper program and the IY guarantee. The maturities, which include capital lease obligations as well as SFAS No. 15 Interest accounted for in the recorded amount of the Debentures, are as follows (dollars in thousands):

2002	$ 150,708
2003	286,183
2004	163,664
2005	226,405
2006	26,203
Thereafter	581,452
	$ 1,434,615

NOTE 9: *Convertible Quarterly Income Debt Securities*

In November 1995, the Company issued $300 million principal amount of Convertible Quarterly Income Debt Securities due 2010 ("1995 QUIDS") to IY and SEJ. The 1995 QUIDS have no amortization, an interest rate of 4.5% and interest is payable semiannually. The Company has the right to defer interest payments at any time for up to 20 consecutive quarters. The holder of the 1995 QUIDS can convert the debt anytime at a rate of $20.80 per share of the Company's common stock. The conversion rate represents a premium to the market value of the Company's common stock at the time of issuance of the 1995 QUIDS.

In February 1998, the Company issued $80 million principal amount of 1998 QUIDS, which have a 15-year life, no amortization, an interest rate of 4.5% and interest payable semiannually. The instrument gives the Company the right to defer interest payments thereon for up to 20 consecutive quarters. The debt mandatorily converts into 6,501,686 shares of the Company's common stock if (a) the Company's stock trades above $12.30 for 20 of 30 consecutive trading days after the fifth anniversary of issuance; (b) the Company's stock trades above $14.77 for 20 of 30 consecutive trading days after the third anniversary of issuance and before the fifth anniversary; or (c) the Company's stock closes at or above $12.30 on the last trading day prior to maturity. A portion of the proceeds from the 1998 QUIDS was used to fund the partial purchases of its 5% Debentures and its 4½% Debentures (see Note 8). The 1998 QUIDS, together with the 1995 QUIDS (collectively, "Convertible Debt"), are subordinate to all existing debt.

The financial statements include interest payable of $723,000 and $760,000 as of December 31, 2000 and 2001, respectively, as well as interest expense of $17.4 million for the years ended December 31, 1999, 2000 and 2001, related to the Convertible Debt. As of December 31, 2001, no shares had been issued as a result of debt conversion, and the Company had not deferred any interest payments in connection with the Convertible Debt.

NOTE 10: *Financial Instruments*

Fair Value – The disclosure of the estimated fair value of financial instruments has been determined by the Company using available market information and appropriate valuation methodologies as indicated below.

The carrying amounts of cash and cash equivalents, trade accounts receivable, trade accounts payable and accrued expenses and other liabilities are reasonable estimates of their fair values. Letters of credit are included in the estimated fair value of accrued expenses and other liabilities.

The carrying amounts and estimated fair values of other financial instruments as of December 31, 2001, are listed in the following table:

(Dollars in thousands)	Carrying Amount	Estimated Fair Value
Commercial Paper	$ 471,635	$ 471,635
Debentures	407,512	342,678
Yen Loans	168,983	169,348
Cityplace Term Loan	220,068	225,772
Convertible Debt	380,000	380,000
Interest Rate Swap	14,300	14,300

The methods and assumptions used in estimating the fair value for each of the classes of financial instruments presented in the table above are as follows:

- Commercial paper borrowings are sold at market interest rates and have an average remaining maturity of less than 33 days. Therefore, the carrying amount of commercial paper is a reasonable estimate of its fair value. The guarantee of the commercial paper by IY is an integral part of the estimated fair value of the commercial paper borrowings.
- The fair value of the Debentures is estimated based upon December 31, 2001, bid prices obtained from investment banking firms where traders regularly make a market for these financial instruments. The carrying amount of the Debentures includes $38.3 million of SFAS No. 15 Interest.
- The fair value of the Yen Loans is estimated by calculating the present value of the future yen cash flows at current interest and exchange rates.

- The fair value of the Cityplace Term Loan is estimated by calculating the present value of the future cash flows at a current interest rate for a similar financial instrument.
- It is not practicable, without incurring excessive costs, to estimate the fair value of the Convertible Debt (see Note 9) at December 31, 2001. The fair value would be the sum of the fair values assigned to both an interest rate and an equity component of the debt by a valuation firm.
- The fair value of the Interest Rate Swap is estimated based on discounted cash flows for the term of the swap using forward three-month LIBOR rates as of December 31, 2001, and represents the estimated amount the Company would pay if the Company chose to terminate the swap as of December 31, 2001.

Derivatives – The Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.

The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in foreign exchange rates and interest rates. The Company is party to a $250 million notional principal amount interest rate swap agreement. The Company currently pays a fixed interest rate of 6.096% on the $250 million notional amount until February 2004. A major financial institution, as counterparty to the agreement, pays the Company interest at a floating rate based upon three-month LIBOR on the notional amount during the term of the agreement. Interest payments are made quarterly on a net settlement basis. The interest rate swap has been accounted for as a hedge and, accordingly, any difference between amounts paid and received is recorded as interest expense. The impact on net interest expense as a result of this agreement was nominally favorable for the years ended December 31, 1999 and 2000, and was an increase of $4.3 million for the year ended December 31, 2001. The Company is at risk of loss from this swap agreement in the event of nonperformance by the counterparty when the floating interest rate exceeds the Company's fixed interest rate.

Under SFAS No. 133, the $250 million interest rate swap is treated as a cash flow hedge of the Company's interest rate exposure in connection with its commercial paper program. Upon adoption of SFAS No. 133 on January 1, 2001, the Company recorded a liability of $2.0 million representing the fair value of the interest rate swap as of January 1, 2001, with the offset of $1.2 million (net of deferred taxes of $784,000) to Accumulated Other Comprehensive Earnings. The Company adjusts the carrying value of the interest rate swap to fair value at each reporting date with a corresponding offset to Accumulated Other Comprehensive Earnings. Additionally, the Company reviews the effectiveness of the interest rate swap at each reporting date and recognizes the ineffective portion of the interest rate swap in earnings for the period reported. The Company recognized a charge of $310,000 to interest expense in connection with ineffectiveness for the year ended December 31, 2001.

In addition, upon adoption of SFAS No. 133, the Company transferred January 1, 2001, asset and liability balances of $2.4 million and ($4.3 million), respectively, related to previous interest rate swap activity, to Accumulated Other Comprehensive Earnings. These balances will continue to be amortized into earnings as an adjustment to interest expense through February 2004.

NOTE 11: *Leases*

Leases – Certain property and equipment used in the Company's business is leased. Generally, real estate leases are for primary terms from 14 to 20 years with options to renew for additional periods, and equipment leases are for terms from one to ten years.

In 1999, the Company entered into a lease facility that provided $96.6 million in off-balance sheet financing, which was used for constructing new stores and acquiring operating convenience stores from third parties not affiliated with the Company. Under the agreement, a trust funded by a group of senior lenders either acquired land and undertook construction projects with the Company acting as the construction agent or acquired operating convenience stores. After a store was constructed or acquired, the trust leased the store to the Company for an amount equal to the interest expense on the applicable store's construction costs or, in the case of operating convenience stores, the acquisition price of the land, building, motor fuels equipment and other fixtures, at LIBOR plus 2.1%. The base lease term under this facility expires in February 2005.

In January 2001, the Company entered into an additional lease facility that provides up to $100 million of off-balance sheet financing with essentially the same terms as the 1999 facility. Rent expense on stores constructed or purchased with money from this facility is equal to the interest expense on the applicable store's construction costs or, in the case of operating convenience stores acquired, the acquisition price of the land, building, motor fuels equipment and other fixtures, at LIBOR plus 1.1%. The base lease term under this facility expires in July 2006 and, as of December 31, 2001, the trust had funded $72.0 million from this facility.

Under both agreements, after the initial lease term has expired, the Company has the option of (a) extending the lease for an additional period subject to the approval of the trust; (b) purchasing the property for an amount approximating the trust's interest in such property, which is equal to the total amount of funds advanced by the trust; or (c) vacating the property, arranging for the sale to a third party and paying the trust the net proceeds from the sale. If the sale proceeds are less than the trust's interest in the property, the Company is required to reimburse the trust for the deficiency (such reimbursement not to exceed 84% of the trust's interest in the property). If the sale proceeds exceed the trust's interest in the properties, the Company is entitled to all of such excess amounts. The leases, which are accounted for as operating leases, contain financial and operating covenants similar to those under the Company's Credit Agreement (see Note 8).

The trusts are substantive entities in which a major financial institution is the primary equity holder. The Company has no management control or equity interest in the trusts. The Company's obligation to the trust is known (e.g. the rental payments), and the Company has no contingent obligation other than the guaranteed residual value noted above.

In 1999 and 2000, the Company entered into sale-leaseback agreements whereby land, buildings and associated real and personal property improvements were sold and leased back by the Company. The Company received net proceeds of $57.3 million and $71.9 million on the sale of 30 and 33 stores, respectively. The gains on the sale of the properties of approximately $10 million and $12 million, respectively, were deferred and are being recognized on a straight-line basis over the initial term of the leases.

Under the terms of the sale-leaseback agreements, the Company will make rental payments over terms ranging from 16 to 18½ years. At the expiration of the initial lease term, the Company will have the option of renewing the lease for up to six renewal terms of up to five years per renewal term at predetermined increases. The leases do not contain purchase options or guaranteed residual values; however, the Company has the right of first refusal after the first five years of the initial lease term with respect to any offers to purchase the properties which the lessor receives. The leases are being accounted for as operating leases.

The Company is party to a $115 million master lease facility used primarily for electronic point-of-sale equipment and software associated with the Company's retail information system. The leases relating to point-of-sale equipment are accounted for as operating leases. The leases relating to software are accounted for as capital leases.

Individual leases under this master lease facility have base terms that will expire at various times during the period September 30, 2002, through September 30, 2004, at which time the Company has an option to cancel all leases under this facility by purchasing the equipment or arranging its sale to a third party. The Company has an option to renew the leases semiannually until five years after the beginning of the individual leases. At each semiannual renewal date, the Company has the option to purchase the equipment and end the lease. Individual leases may be extended beyond five years through an extended rental agreement.

The composition of capital leases reflected as property and equipment in the Consolidated Balance Sheets is as follows:

(Dollars in thousands)	December 31 2000	2001
Buildings	$ 181,062	$ 189,965
Equipment	4,958	2,210
Software	40,813	40,813
	226,833	232,988
Accumulated amortization	(82,362)	(85,014)
	$ 144,471	$ 147,974

The present value of future minimum lease payments for capital lease obligations is reflected in the Consolidated Balance Sheets as long-term debt. The amount representing imputed interest necessary to reduce net minimum lease payments to present value has been calculated generally at the Company's incremental borrowing rate at the inception of each lease.

Future minimum lease payments for years ending December 31 are as follows:

(Dollars in thousands)	Capital Leases	Operating Leases
2002	$ 33,088	$ 177,663
2003	25,251	158,281
2004	24,786	131,887
2005	24,052	102,097
2006	22,918	81,792
Thereafter	166,835	547,913
Future minimum lease payments	296,930	$ 1,199,633
Estimated executory costs	(9)	
Amount representing imputed interest	(133,434)	
Present value of future minimum lease payments	$ 163,487	

Minimum noncancelable sublease rental income to be received in the future, which is not included above as an offset to future payments, totals $8.2 million for capital leases and $8.4 million for operating leases.

Rent expense on operating leases for the years ended December 31, 1999, 2000 and 2001, totaled $164.6 million, $195.8 million and $211.2 million, respectively, including contingent rent expense of $11.5 million, $12.4 million and $13.2 million, which has been reduced by sublease rent income of $4.9 million, $3.8 million and $3.6 million. Contingent rent expense on capital leases for the years ended December 31, 1999, 2000 and 2001, was $1.5 million, $1.6 million and $1.5 million, respectively. Contingent rent expense is generally based on sales levels or changes in the Consumer Price Index.

Leases with the Savings and Profit Sharing Plan – At December 31, 2001, the 7-Eleven, Inc. Employees' Savings and Profit Sharing Plan ("Savings and Profit Sharing Plan") owned one store leased to the Company under a capital lease and 475 stores leased to the Company under operating leases at rentals which, in the opinion of management, approximated market rates at the inception date of each lease. In addition, in 1999, 2000 and 2001, there were 28, 24 and 71 leases, respectively, that either expired or, as a result of properties that were sold by the Savings and Profit Sharing Plan to third parties, were canceled or assigned to the new owner. Also, the Company exercised its right of first refusal and purchased four, 19 and two properties from the Savings and Profit Sharing Plan in 1999, 2000 and 2001, respectively, for an aggregate purchase price of $1.2 million, $9.2 million and $748,000 in the respective years.

Included in the consolidated financial statements are the following amounts related to leases with the Savings and Profit Sharing Plan:

(Dollars in thousands)	December 31 2000	2001
Buildings (net of accumulated amortization of $42 and $45)	$ 37	$ 34
Capital lease obligations (net of current portion of $51 and $49)	$ 24	$ 22

(Dollars in thousands)	Years Ended December 31 1999	2000	2001
Rent expense under operating leases and amortization of capital lease assets	$ 18,166	$ 18,299	$ 17,613
Imputed interest expense on capital lease obligations	$ 5	$ 4	$ 5
Capital lease principal payments included in principal payments under long-term debt agreements	$ 3	$ 4	$ 4

NOTE 12: *Benefit Plans*

Profit Sharing Plans – The Company maintains the Savings and Profit Sharing Plan for its U.S. employees and the 7-Eleven Canada, Inc. Pension Plan for its Canadian employees. These plans provide retirement benefits to eligible employees.

Contributions to the Savings and Profit Sharing Plan, a 401(k) defined contribution plan, are made by both the participants and 7-Eleven. 7-Eleven contributes the greater of approximately 10% of its net earnings, as defined, or an amount determined by the Company. The contribution by the Company is generally allocated to the participants on the basis of their individual contribution and years of participation in the Savings and Profit Sharing Plan. The provisions of the 7-Eleven Canada, Inc. Pension Plan are similar to those of the Savings and Profit Sharing Plan. Total contributions to these plans for the years ended December 31, 1999, 2000 and 2001, were $13.6 million, $16.0 million and $15.0 million, respectively, and are included in OSG&A.

Postretirement Benefits – The Company's group insurance plan (the "Insurance Plan") provides post-retirement medical and dental benefits for all retirees that meet certain criteria. Such criteria include continuous participation in the Insurance Plan ranging from ten to 15 years depending upon hire date and the sum of age plus years of continuous service equal to at least 70. The Company contributes toward the cost of the Insurance Plan a fixed dollar amount per retiree based on age and number of dependents covered, as adjusted for actual claims experience. All other future costs and cost increases will be paid by the retirees. The Company continues to fund its cost on a cash basis; therefore, no plan assets have been accumulated.

In 2000, the Company changed its method of amortization such that, if cumulative unrecognized gains or losses at the beginning of a period exceed 40% of the accumulated postretirement benefit obligation, the entire unrecognized gain or loss will be amortized over a three-year period beginning in the subsequent year. The Company believes this new method of amortization results in a more accurate reflection of its postretirement benefit obligation by providing for more immediate recognition of gains and losses. Because the 40% threshold was first exceeded at the beginning of 2000, the accelerated amortization method was first applied in 2001. This change in accounting principle had no impact on the Company's 1999 and 2000 results of operations and increased the amortization of the actuarial gain in 2001 by approximately $2 million.

The following information on the Company's Insurance Plan is provided:

(Dollars in thousands)	December 31 2000	2001
Change in Benefit Obligation		
Net benefit obligation at beginning of year	$ 19,830	$ 20,178
Service cost	559	573
Interest cost	1,530	1,557
Plan participants' contributions	3,232	4,391
Actuarial (gain) loss	(287)	1,472
Gross benefits paid	(4,686)	(5,825)
Net benefit obligation at end of year	$ 20,178	$ 22,346
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	1,454	1,434
Plan participants' contributions	3,232	4,391
Gross benefits paid	(4,686)	(5,825)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$ (20,178)	$ (22,346)
Unrecognized net actuarial gain	(8,488)	(4,053)
Accrued benefit costs	$ (28,666)	$ (26,399)

(Dollars in thousands)	Years Ended December 31 1999	2000	2001
Components of Net Periodic Benefit Cost			
Service cost	$ 658	$ 559	$ 573
Interest cost	1,541	1,530	1,557
Amortization of actuarial gain	(398)	(691)	(2,964)
Net periodic benefit cost (benefit)	$ 1,801	$ 1,398	$ (834)
Weighted-Average Assumptions Used			
Discount rate	7.75%	7.75%	7.00%
Health care cost trend on covered charges:			
2000 trend	7.00%	N/A	N/A
2001 trend	6.00%	12.00%	N/A
2002 trend	6.00%	10.00%	10.00%
Ultimate trend	6.00%	6.00%	6.00%
Ultimate trend reached in	2001	2006	2006

There is no effect of a one-percentage-point increase or decrease in assumed health care cost trend rates on either the total service and interest cost components or the postretirement benefit obligation for the years ended December 31, 1999, 2000 and 2001, as the Company contributes a fixed dollar amount.

Stock Incentive Plan – The 1995 Stock Incentive Plan (the "Stock Incentive Plan") provides for the granting of stock options, stock appreciation rights, performance shares, restricted stock, restricted stock units, bonus stock and other forms of stock-based awards and authorizes the issuance of up to 8.2 million shares over a ten-year period to certain key employees and officers of the Company. All options granted in 1999, 2000 and 2001 were granted at an exercise price that was equal to the fair market value on the date of grant. The options granted vest in five equal installments beginning one year after grant date with possible acceleration thereafter based upon certain improvements in the price of the Company's common stock. Vested options are exercisable within ten years of the date granted.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the options granted: for each year presented, expected life of five years and no dividend yields, combined with risk-free interest rates of 6.19%, 6.72% and 5.09% and expected volatility of 62.95%, 67.76% and 67.23% for the years ended December 31, 1999, 2000 and 2001, respectively.

A summary of the status of the Stock Incentive Plan as of December 31, 1999, 2000 and 2001, and changes during the years ending on those dates, is presented below:

	1999		2000		2001	
Fixed Options	**Shares (000's)**	**Weighted-Average Exercise Price**	**Shares (000's)**	**Weighted-Average Exercise Price**	**Shares (000's)**	**Weighted-Average Exercise Price**
Outstanding at beginning of year	2,686	$ 13.22	3,094	$ 12.13	4,891	$ 14.95
Granted	773	9.38	2,063	18.97	875	10.92
Exercised	—	—	(19)	13.52	(24)	9.44
Forfeited	(365)	14.36	(247)	13.27	(218)	15.38
Outstanding at end of year	3,094	12.13	4,891	14.95	5,524	14.32
Options exercisable at year-end	1,129	14.21	1,845	13.99	2,662	14.03
Weighted-average fair value of options granted during the year	$ 5.53		$ 11.77		$ 6.58	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Options Outstanding at 12/31/01 (000's)**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Options Exercisable at 12/31/01 (000's)**	**Weighted-Average Exercise Price**
$ 9.38 – $10.92	2,112	8.15	$ 10.05	718	$ 9.46
12.35 – 13.38	496	5.93	12.37	411	12.35
15.00 – 15.94	1,029	4.30	15.45	1,029	15.45
19.00 – 19.06	1,887	7.98	19.00	504	19.00
9.38 – 19.06	5,524	7.17	14.32	2,662	14.03

The Company is accounting for the Stock Incentive Plan for employees under the provisions of APB No. 25 and, accordingly, no compensation cost has been recognized. If compensation cost had been determined based upon the fair value at the grant date for awards under this plan consistent with the method prescribed by SFAS No. 123, the Company's net earnings and earnings per share for the years ended December 31, 1999, 2000 and 2001, would have been reduced to the pro forma amounts indicated in the table below:

(Dollars in thousands, except per-share data)	1999	2000	2001
Net earnings			
As reported	$ 83,113	$108,292	$ 83,720
Pro forma	80,819	103,653	78,868
Earnings per common share			
As reported:			
Basic	$ 1.01	$ 1.08	$ .80
Diluted	.91	.98	.75
Pro forma:			
Basic	$ .99	$ 1.04	$ .75
Diluted	.89	.94	.71

NOTE 13: *Commitments and Contingencies*

Distribution Services – The Company has a ten-year service agreement with McLane Company, Inc. ("McLane") under which McLane is making its distribution services available to 7-Eleven stores in the United States. The agreement expires in November 2002. Upon signing the service agreement, the Company received a $9.5 million transitional payment that is being amortized to cost of goods sold over the life of the agreement. If the Company does not fulfill its obligation to McLane during this time period, the Company must reimburse McLane on a pro-rata basis for a portion of the transitional payment. The Company has exceeded the minimum annual purchases each year and expects to exceed the minimum required purchase levels in 2002.

Gasoline Supply – The Company has a 20-year product purchase agreement with Citgo Petroleum Corporation ("Citgo") to buy specified quantities of gasoline at market prices. The agreement expires September 2006. The market prices are determined pursuant to a formula based upon the prices posted by gasoline wholesalers in the various market areas where the Company purchases gasoline from Citgo. Minimum required annual purchases under this agreement are generally the lesser of 750 million gallons or 35% of gasoline purchased by the Company for retail sale. The Company has met the minimum required annual purchases each year and expects to meet the minimum required annual purchase levels in 2002.

Information Technology – In January 2002, the Company entered into a seven-year contract with an information technology service provider. The Company is required to purchase a minimum of $25 million of services annually. The Company has historically exceeded this annual threshold for information technology expenditures and in the future expects to fully utilize the required minimum level of services.

Environmental – The Company accrues for the anticipated future costs and the related probable state reimbursement amounts for remediation activities at its existing and previously operated gasoline storage sites where releases of regulated substances have been detected. At December 31, 2000 and 2001, the Company's estimated undiscounted liability for these sites was $27.3 million and $31.4 million, respectively, of which $10.7 million and $15.0 million are included in deferred credits and other liabilities and the remainder is included in accrued expenses and other liabilities. The Company anticipates that substantially all of the future remediation costs for detected releases at these sites as of December 31, 2001, will be incurred within the next five or six years.

Under state reimbursement programs, the Company is eligible to receive reimbursement for a portion of future remediation costs, as well as a portion of remediation costs previously paid. Accordingly, at December 31, 2000 and 2001, the Company has recorded net receivable amounts of $50.3 million and $54.0 million, respectively, for the estimated probable state reimbursements, of which $31.4 million and $33.3 million relate to remediation costs incurred in the state of California. Of the total receivables, $43.0 million and $46.6 million, respectively, are included in other assets and the remainder in accounts receivable. In assessing the probability of state reimbursements, the Company takes into consideration each state's fund balance, revenue sources, existing claim backlog, status of cleanup activity and claim ranking systems. As a result of these assessments, the recorded receivable amounts in other assets are net of allowances of $7.7 million and $10.8 million for 2000 and 2001, respectively.

While there is no assurance of the timing of the receipt of state reimbursement funds, based upon the Company's experience, the Company expects to receive the majority of state reimbursement funds, except from California, within one to three years after payment of eligible remediation expenses, assuming that the state administrative procedures for processing such reimbursements have been fully developed. The Company estimates that it will receive reimbursement of most of its identified remediation expenses in California, although it may take one to ten years to receive those reimbursement funds. As a result of the timing in receiving reimbursement funds from the various states, the portion of the recorded receivable amounts related to remedial activities that have already been completed has been discounted at approximately 5.1% and 5.0% in 2000 and 2001, respectively, to reflect present values. Thus, the 2000 and 2001 recorded receivable amounts are also net of present value discounts of $11.4 million and $11.1 million, respectively.

The estimated future remediation expenditures and related state reimbursement amounts could change within the near future as governmental requirements and state reimbursement programs continue to be implemented or revised. Such revisions could have a material impact on the Company's operations and financial position.

In December 1988, the Company closed its chemical manufacturing facility in New Jersey. Commencing in 1998, the Company is required to conduct environmental remediation at the facility, including groundwater monitoring and treatment. The Company has recorded undiscounted liabilities representing its best estimates of the remaining cleanup costs of $6.3 million and $4.7 million at December 31, 2000 and 2001, respectively. Of these amounts, $4.0 million is included in deferred credits and other liabilities, and the remainder is in accrued expenses and other liabilities for each year.

In 1991, the Company and the former owner of the facility entered into a settlement agreement pursuant to which the former owner agreed to pay a substantial portion of the cleanup costs. Based upon the terms of the settlement agreement and the financial resources of the former owner, the Company has recorded receivable amounts of $3.8 million and $3.1 million at December 31, 2000 and 2001, respectively. Of this amount, $2.4 million and $2.7 million, respectively, are included in other assets and the remainder is included in accounts receivable.

NOTE 14: *Equity Transactions*

On March 16, 2000, the Company issued 22,736,842 shares of common stock at $23.75 per share to IYG Holding Company in a private placement transaction, which increased their ownership in the Company to 72.7% at that time. The net proceeds of $539.4 million were used to repay the outstanding balance on the Company's bank term loan of $112.5 million and to reduce the Company's revolving credit facility by approximately $250 million and commercial paper facility by approximately $177 million.

In addition to the private placement, the Company's shareholders approved a reverse stock split of one share of common for five shares of common, which was effective May 1, 2000. Accordingly, all references to share or per-share data in the accompanying consolidated financial statements and related notes reflect the reverse stock split.

NOTE 15: *Preferred Stock and Stock Plans*

Preferred Stock – The Company has 5 million shares of preferred stock authorized for issuance. Any preferred stock issued will have such rights, powers and preferences as determined by the Company's Board of Directors.

Stock Purchase Plans – In 1999, the Company adopted noncompensatory stock purchase plans that allow qualified employees and franchisees to acquire shares of the Company's common stock at market value on the open market. The Company is responsible for the payment of all administrative fees for establishing and maintaining the stock purchase plans as well as the payment of all brokerage commissions for the purchase of shares by the plans' independent administrator. In 2001, the Company added a matching-contribution component to the employee plan equal to 10% of the individual's common stock purchases for the year with certain restrictions applying. The Company's matching contribution was $79,000 for the year ended December 31, 2001.

Stock Compensation Plan for Non-Employee Directors – In 1998, the Company established the Stock Compensation Plan for Non-Employee Directors under which up to an aggregate of 240,000 shares of the Company's common stock is authorized to be issued to its non-employee directors. Eligible directors may elect to receive all, none or a portion of their directors' fees in shares of the Company's common stock. During 1999, 2000 and 2001, 15,204, 12,785 and 16,606 shares, respectively, were issued under the plan.

NOTE 16: *Income Taxes*

The components of earnings before income tax expense, extraordinary gain and cumulative effect of accounting change are as follows:

(Dollars in thousands)	Years Ended December 31 1999	2000	2001
Domestic (including royalties of $72,947, $77,119 and $80,816 from area license agreements in foreign countries)	$ 115,588	$ 142,890	$ 143,086
Foreign	11,751	10,829	10,302
	$ 127,339	$ 153,719	$ 153,388

The provision for income tax expense on earnings before extraordinary gain and cumulative effect of accounting change in the accompanying Consolidated Statements of Earnings consists of the following:

(Dollars in thousands)	Years Ended December 31 1999	2000	2001
Current:			
Federal	$ 429	$ 520	$ 15,703
Foreign	13,361	13,364	11,148
State	2,250	4,800	4,829
Subtotal	16,040	18,684	31,680
Deferred	32,476	28,507	28,141
Income tax expense on earnings before extraordinary gain and cumulative effect of accounting change	$ 48,516	$ 47,191	$ 59,821

Included in the accompanying Consolidated Statements of Shareholders' Equity (Deficit) at December 31, 1999, 2000 and 2001, respectively, are $7.1 million, $4.6 million and $3.3 million of deferred income taxes provided on unrealized gains on marketable securities. Also, at December 31, 2001, there is a deferred income tax benefit of $5.5 million provided on unrealized losses on the Company's interest rate swap (see Note 10).

Reconciliations of income tax expense on earnings before extraordinary gain and cumulative effect of accounting change at the federal statutory rate to the Company's actual income tax expense provided are as follows:

(Dollars in thousands)	Years Ended December 31 1999	2000	2001
Tax expense at federal statutory rate	$ 44,569	$ 53,802	$ 53,686
Federal income tax settlement	—	(12,490)	(1,522)
State income tax expense, net of federal income tax benefit	1,463	3,120	3,139
Foreign tax rate difference	728	(176)	2,117
Other	1,756	2,935	2,401
	$ 48,516	$ 47,191	$ 59,821

Significant components of the Company's deferred tax assets and liabilities are as follows:

(Dollars in thousands)	December 31 2000	2001
Deferred tax assets		
Compensation and benefits	$ 30,797	$ 27,766
SFAS No. 15 interest	22,541	15,317
Accrued insurance	27,047	26,072
Accrued liabilities	26,585	26,284
Debt issuance costs	3,660	7,308
Tax credit carryforwards	6,468	—
Other	7,798	6,060
Subtotal	124,896	108,807
Deferred tax liabilities		
Property and equipment	(112,957)	(124,851)
Area license agreements	(48,402)	(41,050)
Other	(9,102)	(7,657)
Subtotal	(170,461)	(173,558)
Net deferred tax liability	$ (45,565)	$ (64,751)

At December 31, 2000 and 2001, respectively, $95.9 million and $108.1 million of the Company's net deferred tax liability is recorded in deferred credits and other liabilities. The remaining balance is included in other current assets (see Note 4).

NOTE 17: *Earnings Per Common Share*

Computations for basic and diluted earnings per share are presented below:

(In thousands, except per-share data)	Years Ended December 31 1999	2000	2001
Basic			
Earnings before extraordinary gain and cumulative effect of accounting change	$ 78,823	$ 106,528	$ 93,567
Extraordinary gain	4,290	1,764	—
Cumulative effect of accounting change	—	—	(9,847)
Net earnings	$ 83,113	$ 108,292	$ 83,720
Weighted-average common shares outstanding	81,994	100,039	104,800
Earnings per common share before extraordinary gain and cumulative effect of accounting change	$ .96	$ 1.06	$ .89
Extraordinary gain	.05	.02	—
Cumulative effect of accounting change	—	—	(.09)
Net earnings per common share	$ 1.01	$ 1.08	$ .80
Diluted			
Earnings before extraordinary gain and cumulative effect of accounting change	$ 78,823	$ 106,528	$ 93,567
Add interest on convertible quarterly income debt securities, net of tax – see Note 9	10,761	10,579	10,627
Earnings before extraordinary gain and cumulative effect of accounting change plus assumed conversions	89,584	117,107	104,194
Extraordinary gain	4,290	1,764	—
Cumulative effect of accounting change	—	—	(9,847)
Net earnings plus assumed conversions	$ 93,874	$ 118,871	$ 94,347
Weighted-average common shares outstanding (Basic)	81,994	100,039	104,800
Add effects of assumed conversions: Stock options – see Note 12	42	476	187
Convertible quarterly income debt securities – see Note 9	20,924	20,924	20,924
Weighted-average common shares outstanding plus shares from assumed conversions (Diluted)	102,960	121,439	125,911
Earnings per common share before extraordinary gain and cumulative effect of accounting change	$ .87	$ .97	$ .83
Extraordinary gain	.04	.01	—
Cumulative effect of accounting change	—	—	(.08)
Net earnings per common share	$ .91	$ .98	$ .75

NOTE 18: *Recently Issued Accounting Standards*

SFAS No. 141, "Business Combinations," which was issued in July 2001, addresses financial accounting and reporting for business combinations. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company adopted the provisions of this statement as of July 1, 2001, and there was no financial accounting impact associated with its adoption.

SFAS No. 142, "Goodwill and Other Intangible Assets," which was issued in July 2001, addresses financial accounting and reporting for acquired goodwill and other intangible assets. The statement eliminates amortization of goodwill and intangible assets with indefinite lives and requires a transitional impairment test of these assets within six months of the date of adoption and an annual impairment test thereafter and in certain circumstances. The annual impact of not amortizing the Company's goodwill and indefinite-life license royalty intangibles is estimated to be a $19 million decrease in amortization expense. No material changes to the carrying amounts of goodwill and other intangible assets are anticipated as a result of adopting SFAS No. 142. The Company will adopt the provisions of SFAS No. 142 effective January 1, 2002.

SFAS No. 143, "Accounting for Asset Retirement Obligations," was issued in August 2001 and establishes financial accounting and reporting standards for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The provisions of SFAS No. 143 apply to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 will impact the Company's accounting for underground storage tank removal costs. The Company plans to early-adopt the provisions of SFAS No. 143 effective January 1, 2002, and estimates that this adoption will result in a one-time cumulative effect after-tax charge of approximately $29 million and a reduction in 2002 earnings before cumulative effect charge of approximately $2 million.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in October 2001. SFAS No. 144 provides new guidance on the recognition of impairment losses on long-lived assets to be held and used or to be disposed of and also broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. The Company anticipates that the provisions of this statement, which it will adopt effective January 1, 2002, will not have a material effect on the Company's financial statements.

NOTE 19: *Subsequent Event*

In February 2002, the Company's management approved and committed to a plan to streamline the overall cost structure of the Company. As a result, in the first quarter of 2002, the Company recorded a one-time charge of $4.7 million to OSG&A expense for severance costs. In addition, the Company's management committed to a plan to close between 115 and 120 underperforming stores in 2002. In connection with the planned store closings, the Company will record a pretax charge of $5.8 million to OSG&A in the first quarter of 2002, primarily for anticipated future rent and other expenses in excess of related estimated sublease income.

The Company also recorded, in the fourth quarter of 2001, an asset impairment charge of $5.3 million related to the planned store closings (see Note 1).

NOTE 20: *Quarterly Financial Data (Unaudited)*

Summarized quarterly financial data for 2000 and 2001 is as follows:

YEAR ENDED DECEMBER 31, 2000

(Dollars in millions, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Merchandise sales	$ 1,509	$ 1,722	$ 1,794	$ 1,607	$ 6,632
Gasoline sales	604	707	718	685	2,714
Net sales	2,113	2,429	2,512	2,292	9,346
Merchandise gross profit	515	608	624	558	2,305
Gasoline gross profit	51	68	63	57	239
Gross profit	566	676	687	615	2,544
Income tax expense (benefit)	(11)	24	27	7	47
Earnings before extraordinary gain	15	38	41	13	107
Net earnings	15	38	41	14	108
Earnings per common share before extraordinary gain					
Basic	.17	.37	.39	.12	1.06
Diluted	.16	.32	.35	.12	.97

The first quarter includes an income tax benefit of $12.5 million, which resulted from the settlement of certain outstanding tax issues relating to audits of the Company's federal income tax returns for the 1992 through 1995 tax years (see Note 16). The fourth quarter includes an extraordinary gain of $1.8 million resulting from a partial redemption of the Cityplace Term Loan (see Note 8).

YEAR ENDED DECEMBER 31, 2001

(Dollars in millions, except per-share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
Merchandise sales	$ 1,559	$ 1,823	$ 1,923	$ 1,715	$ 7,020
Gasoline sales	669	781	727	585	2,762
Net sales	2,228	2,604	2,650	2,300	9,782
Merchandise gross profit	525	626	659	590	2,400
Gasoline gross profit	52	70	75	65	262
Gross profit	577	696	734	655	2,662
Income tax expense	1	21	26	12	60
Earnings before cumulative effect of accounting change	2	33	41	18	94
Net earnings (loss)	(8)	33	41	18	84
Earnings per common share before cumulative effect of accounting change					
Basic	.02	.31	.39	.16	.89
Diluted	.02	.28	.35	.16	.83

The first quarter includes a cumulative effect of accounting change expense of $9.8 million (net of deferred taxes of $6.3 million) from the adoption of SFAS No. 133 (see Note 10). Included in the first, second, third and fourth quarters is a net conversion gain (loss) of $7.8 million, ($2.2) million, ($2.7) million and $5.7 million, respectively, (net of deferred taxes of $5.0 million, ($1.4) million, ($1.8) million and $3.6 million, respectively) primarily resulting from adjusting the balance of the yen loans to reflect the end-of-period exchange rate of yen to U.S. dollar (see Note 8). The fourth quarter includes an impairment charge of $3.2 million (net of deferred tax benefit of $2.1 million) related to planned store closings in 2002 (see Note 1).

Report of Independent Accountants

To the Board of Directors and Shareholders of 7-Eleven, Inc.:

We have audited the accompanying consolidated balance sheets of 7-Eleven, Inc. and Subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of earnings, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of 7-Eleven, Inc. and Subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 and Note 10 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in 2001.

PricewaterhouseCoopers LLP

Dallas, Texas

January 31, 2002, except as to Note 19, for which the date is February 6, 2002

Directors and Officers

Directors

Masatoshi Ito
Chairman of the Board

Toshifumi Suzuki
Vice Chairman of the Board

Clark J. Matthews, II
Co-Vice Chairman of the Board

Yoshitami Arai
Director

Masaaki Asakura
Director

Timothy Ashida
Director

Jay W. Chai
Director

Gary J. Fernandes
Director

Masaaki Kamata
Director

James W. Keyes
Director

Kazuo Otsuka
Director

Lewis E. Platt
Director

Nobutake Sato
Director

Officers

James W. Keyes
President and Chief Executive Officer

Masaaki Asakura
Senior Vice President

Rodney A. Brehm
Senior Vice President, Operations Development

Michael J. Gade
Senior Vice President, Merchandising

*Edward W. Moneypenny**
Senior Vice President and Chief Financial Officer

Gary R. Rose
Senior Vice President, Field Operations

Bryan F. Smith, Jr.
Senior Vice President, General Counsel and Secretary

Frank Crivello
Vice President, Northeast Division

Cynthia L. Davis
Vice President, Southwest Division

Joseph R. Eulberg
Vice President, Human Resources

Frank S. Gambina
Vice President, Mid-Pacific Division

Jeffrey S. Hamill
Vice President, Central Division

John W. Harris
Vice President, Florida Division

David Huey
Vice President, North Pacific Division

*Sylvester J. Johnson**
Controller

Gary C. Lockhart
Vice President, Gasoline

Keith Morrow
Vice President, Information Systems

David M. Podeschi
Vice President, Demand Chain Management

Stanley W. Reynolds
Treasurer

Jeffrey A. Schenck
Vice President, Great Lakes Division

Nancy A. Smith
Vice President, Field Merchandising

Joseph M. Strong
Vice President, Chesapeake Division

Donald E. Thomas
Vice President, Operations Support

Rick D. Updyke
Vice President, Business Development/E-Commerce

*Appointed February 1, 2002

Investor Information

Corporate Headquarters
7-Eleven, Inc.
2711 North Haskell Avenue
Dallas, TX 75204-2906
(214) 828-7011

Mailing Address:
P.O. Box 711
Dallas, TX 75221-0711
e-mail: invest @7-11.com

Internet Address
7-Eleven's Web site on the Internet can be accessed at www.7-Eleven.com

Form 10-K and Other Investor Information
Requests for the Form 10-K for the year ended December 31, 2001, and quarterly financial information should be addressed to the Investor Relations department at the above address, or telephone (214) 828-7587. Annual Reports are mailed to all shareholders of record. Additional information is available upon request or on the 7-Eleven Web site. A recorded Company update can be reached and requests for information can be left 24 hours a day by calling (214) 828-7587.

Annual Meeting
The annual meeting will be held at 9:30 a.m. CDT on Wednesday, April 24, 2002, in the Cityplace Conference Center at the Company's headquarters. All shareholders and bondholders are cordially invited to attend.

Independent Auditors
PricewaterhouseCoopers LLP
Dallas, Texas

Stock Exchange Listing
7-Eleven's common stock, which trades under the symbol SE, is listed on the New York Stock Exchange. Prior to July 7, 2000, the company was listed on the Nasdaq exchange and traded under the symbol SVEV.

The company pays no dividends on its common stock as such payments are restricted by the indentures governing its outstanding securities and by 7-Eleven's Credit Agreement with its senior lenders.

The company had a 5-for-1 reverse stock split that was effective on May 1, 2000. The table below adjusts for the reverse stock split and sets forth the high, low and closing market prices for the periods indicated.

Price Range: Quarters	High	Low	Close
2001			
First	11.52	8.50	9.90
Second	13.16	8.61	11.25
Third	14.00	8.25	9.65
Fourth	12.30	9.15	11.71
2000			
First	21.25	8.13	18.75
Second	21.25	11.88	13.75
Third	15.63	12.00	12.75
Fourth	13.00	8.00	8.75

Common Stock Transfer Agent/Registrar
Computershare Investor Services, LLC
2 North La Salle
Chicago, IL 60602
(312) 360-5464 or (877) 360-5464
Communication regarding investor records, including changes of address or ownership, should be directed to the company's transfer agent, Computershare Investor Services at the address listed above. To inquire by phone, please call (877) 360-5464.

Other Securities
The following other 7-Eleven securities are traded over the counter, and price information is available by calling the company's recorded message at (214) 828-7587:

5% First Priority Senior Subordinated Debentures
Trustee: Chase Manhattan Trust, N.A.
Chase Financial Tower
250 W. Huron Road, Suite 220
Cleveland, Ohio 44113

4½% Second Priority Senior Subordinated Debentures
(Series A) *see Trustee below*

4% Second Priority Senior Subordinated Debentures
(Series B)
Trustee: The Bank of New York
101 Barclay Street, Floor 21 West
New York, NY 10286

7-Eleven Around the World

STATE/PROVINCE	7-ELEVEN STORES
UNITED STATES	
Arizona	94
California	1,183
Colorado	240
Connecticut	52
Delaware	26
District of Columbia	19
Florida	547
Idaho	13
Illinois	170
Indiana	36
Kansas	15
Maine	21
Maryland	304
Massachusetts	105
Michigan	125
Missouri	79
Nevada	201
New Hampshire	23
New Jersey	213
New York	251
North Carolina	7
Ohio	15
Oregon	130
Pennsylvania	166
Rhode Island	12
Texas	303
Utah	110
Vermont	4
Virginia	613
Washington	215
West Virginia	23
Wisconsin	15
CANADA	
Alberta	141
British Columbia	153
Manitoba	49
Ontario	113
Saskatchewan	43
TOTAL	5,829

LICENSED OR OPERATED BY AFFILIATES	
Japan	8,924
Taiwan	2,908
Thailand	1,722
United States	441
Hong Kong	444
Mexico	328
Australia	267
South Korea	1,001
Philippines	161
Malaysia	189
Spain	15
Singapore	156
Norway	63
Sweden	60
China	72
Denmark	37
Turkey	10
Puerto Rico	13
Guam	8
TOTAL LICENSING	16,819
7-ELEVEN WORLDWIDE	22,648

All numbers as of December 31, 2001

